SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                 SCHEDULE 14D-9


                   Solicitation/Recommendation Statement Under
             Section 14(d)(4) of the Securities Exchange Act of 1934

                           ------------------------


                   CONSOLIDATED RESOURCES HEALTH CARE FUND II
                            (Name of Subject Company)

                         WELCARE SERVICE CORPORATION-II
                      (Name of Person(s) Filing Statement)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)

                           ------------------------


                                John F. McMullan
                             Chief Financial Officer
                         Welcare Service Corporation-II
                        1175 Peachtree Street, Suite 850
                             Atlanta, Georgia 31106
                                 (404) 873-1919


                                 With Copies to:

                             Elizabeth H. Noe, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                     600 Peachtree Street, N.E., Suite 2400
                           Atlanta, Georgia 30308-2222
                                 (404) 815-2400


 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)


Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. [graphic omitted]


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                                       -8-


                                       -1-

ITEM 1.  SUBJECT COMPANY INFORMATION

         The name of the subject company is Consolidated Resources Health Care Fund II, a Georgia limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is c/o Welcare Service Corporation-II, 1175 Peachtree Street, Suite 850, Atlanta, Georgia 31106. The telephone number of the principal executive offices of the Partnership is (404) 873-1919. The general partners of the Partnership (the "General Partners") are Consolidated Associates II ("CA") and Welcare Service Corporation-II ("WSC"). Each General Partner owns one-half of the 4% ownership interest in the Partnership collectively held by the General Partners. WSC is the Managing General Partner of the Partnership.

         The Partnership owns and operates two health care facilities, the Mayfair Nursing Care Center and the Mayfair Retirement Center, both located in Columbus, Ohio. The nursing facility and the retirement facility are sometimes referred to herein as the "Properties".

         The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the units of limited partnership interest of the Partnership (the "Units"). As of April 29, 2005, there were 15,000 Units outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

         WSC, in its capacity as Managing General Partner of the Partnership, is the Person filing this Statement. WSC's address and business telephone number are the same as the business address and telephone number of the Partnership set forth in the first paragraph of Item 1 above.

         This Statement relates to the tender offer by MPF-NY 2005, LLC; MPF Acquisition Co. 3, LLC; Moraga Gold, LLC; MPF Dewaay Fund 2, LLC; MPF Income Fund 22, LLC; MP Value Fund 8, LLC; MPF Special Fund 8, LLC; and Mackenzie Patterson Fuller, Inc. (collectively, the "Purchasers"), to purchase all of the outstanding Units at a purchase price of $150 per Unit, less the amount of any distributions declared or made with respect to the Units between April 21, 2005 and May 30, 2005, or such other date to which the tender offer may be extended, in cash, without interest thereon, upon the terms and subject to the conditions set forth in Offer to Purchase, dated April 21, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto collectively constitute the "Offer"). Purchasers filed a Tender Offer Statement on Schedule TO (the "Schedule TO") with the Securities and Exchange Commission ("SEC") on April 21, 2005.

         The Purchasers' principal executive offices, as set forth in the Schedule TO, are located at 1640 School Street, Moraga, California 94556 and the business phone is 800-854-8357.

         With respect to all information described herein as contained in the Offer to Purchase and the Schedule TO, including information concerning the Purchasers or their affiliates, officers or directors or actions or events with respect to any of them, neither WSC nor the Partnership take any responsibility for the accuracy or completeness of such information or for any failure by the Purchasers to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         The Partnership is a limited partnership and has no executive officers or directors. Other than its 4% general partnership interest, the General Partners do not own any of the Units. Certain executive officers, directors or other affiliates of the General Partners, however, own Units of the Partnership as follows: John F. McMullan, the President, sole director and sole stockholder of WSC beneficially owns 25 Units indirectly through Camden Real Estate Company, an entity owned and managed by Mr. McMullan's spouse and Angelina Clayton, a director of Life Care Centers of America, Inc., owns 5 Units.

         There are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between WSC or its affiliates, on the one hand, and the Partnership, the other General Partner (including the officers and directors of the other General Partner) or any other affiliates of the Partnership or the other General Partner, on the other hand, except as stated below in this Item 3. There are no material contracts, agreements, arrangements or understanding or any actual or potential conflicts of interest between WSC or its affiliates, on the one hand, and the Purchasers, their executive officers, directors or affiliates, on the other hand.

Management Agreements

         Mayfair Nursing Care Center Pursuant to a Management Agreement executed in March 1991, management oversight for the nursing facility is provided by WSC (successor to Welcare Consolidated Resources Corporation of America, the original party to this agreement) and day-to-day management of the facility's operations is provided by Life Care Centers of America, Inc. ("Life Care"). Life Care owns a 0.5% interest in Mayfair Village Ltd. and Mayfair Nursing Care Center Ltd., the entities who own the Properties, and the remaining 99.5% interest of these entities is owned by the Partnership. As compensation for its services, WSC is entitled to monthly oversight fees equal to one percent (1%) of the nursing facility's operating income. As compensation for its services, Life Care is entitled to monthly management fees equal to five percent (5%) of the nursing facility's operating income. Although the Management Agreement by its terms expired in March 1996, the parties have continued to operate under its original provisions.

         Mayfair Retirement Center Also pursuant to a Management Agreement executed in March 1991 containing substantially identical terms as that applicable to the nursing facility, management oversight for the retirement facility is provided by WSC (successor to Welcare Consolidated Resources Corporation of America, the original party to this agreement) and day-to-day management of the facility's operations is provided by Life Care. As compensation for its services, WSC is entitled to monthly oversight fees equal to one percent (1%) of the retirement facility's operating income. As compensation for its services, Life Care is entitled to monthly management fees equal to five percent (5%) of the retirement facility's operating income. As with the nursing facility, although the Management Agreement by its terms expired in March 1996, the parties have continued to operate under its original provisions.

         Management Fees and Expenses Paid WSC (and/or its affiliate) received an aggregate of $153,643 and $158,446 in oversight fees and reimbursable expenses for the fiscal years ending December 31, 2003 and 2004, respectively, and an aggregate of $42,037 in oversight fees and reimbursable expenses for 2005. Life Care (and/or its affiliate) received an aggregate of $408,968 and $435,542 in management fees for the fiscal years ending December 31, 2003 and 2004, respectively, and an aggregate of $127,462 in management fees for 2005.

         Copies of the Management Agreements for the nursing facility and retirement facility are included as Exhibits (d)(1) and (d)(2) to this Statement and are incorporated by reference herein.

Indemnification

         The Agreement of Limited Partnership of the Partnership dated October 31, 1983, as amended by subsequent amendments dated January 7, 1992 and July 16, 1998 (collectively, the "Partnership Agreement") contains customary indemnification rights for its General Partners and provides that the Partnership will indemnify its General Partners, and their employees and agents, against any liability or damages (including attorneys' fees) incurred by reason of any act performed or omitted to be performed by them in connection with the business of the Partnership. The General Partners shall not be relieved from any liability to the Limited Partners imposed by law for fraud, bad faith, willful neglect, gross negligence or breach of fiduciary duty. The Partnership Agreement (including all amendments) is included as Exhibit (d)(3(i) - (iii) to this Statement and is incorporated by reference herein.

         Under the terms of the Management Agreements described above, the Partnership is obligated to indemnify WSC and Life Care against any liability or damages incurred by reason of WSC's and Life Care's performance of its duties under the Management Agreements except to the extent the liability or damages is a result of WSC's or Life Care's own gross negligence or willful misconduct, or from or in connection with a material breach of their respective obligations under the Management Agreements.

Interests of Certain Persons in the Offer

         As stated above, affiliates of WSC and Life Care own an aggregate of 30 Units and, if tendered, would receive the Offer Price on the same terms as set forth in the Offer. These affiliates, however, do not intend to tender any of the Units beneficially owned by them pursuant to the Offer.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

Solicitation/Recommendation

         For the reasons set forth below, WSC recommends against accepting the Offer, except for holders of Units who, because of their individual circumstances, require liquidity in their investment at this time. WSC believes that Unit holders may realize greater value through a sale of the Properties or other strategic transactions and is pursuing a course of action designed to improve Unit holders' return.

Reasons for Not Accepting the Offer at this Time

         Purchasers' offer price may be low; a sale of the Properties or other strategic transaction may bring more value. The Purchasers admitted in the Offer to Purchase included in the Schedule TO that the offer price may be less than the liquidation value. In fact, in explaining the liquidity discount applied to the estimated Unit value calculated by the Purchasers, the Purchasers admit in their Offer to Purchase: "The Purchasers apply such a discount with the intention of making a profit by holding onto the Units until the Partnership is liquidated, hopefully at close to the full Estimated Liquidation Value." For this reason, affiliates of WSC and Life Care that beneficially own Units do not intend to tender their Units in the Offer. According to the Offer to Purchase, the Purchasers determined their offer price based upon, among other considerations, their estimated value for the Properties. The Purchasers stated that they did not obtain an independent appraisal for the Units or the Properties nor are they qualified to appraise real estate.

         WSC believes that it is appropriate at this time to attempt to sell the Properties or pursue alternative strategic transactions, which could lead to higher returns to Unit holders than the valuations calculated by the Purchasers. WSC has initiated a process to locate potential investment bankers and other consultants in order to ascertain a current valuation of the Properties and possibly pursue a sale or other strategic alternatives in order to bring increased value to holders of Units than that reflected by Purchasers' Offer. It is also possible that, in response to the Purchasers' Offer, other third parties may submit their own tender offer for the Units at a higher price. Consequently, Unit holders who tender their Units to the Purchasers under the terms of this Offer will give up the opportunity to, for example: (i) vote to approve or disapprove any future sale of the Properties and resulting liquidation, (ii) assuming approval of the limited partners of any such sale and resulting liquidation, to receive any liquidating distributions from the Partnership as a result and (iii) consider and accept any higher third party offer for the Units that may be submitted in response to the Purchasers' Offer.

         In addition, Purchasers' Offer appears to be part of a trend among certain investor groups whose objective is to acquire interests in public real estate limited partnerships. By making purchase offers at prices below the partnership's liquidation value and below recent trade levels of such interests that may have occurred in secondary markets, these groups seek to acquire partnership interests in public real estate limited partnerships at discounted prices. WSC believes that the Purchasers' offer price reflects an undervaluation of the assets of the Partnership and offers considerably less than that which would be realized from an orderly sale of the Properties.

         WSC recognizes that the Partnership is delinquent in its SEC filings and that, as a result, current financial information regarding the Partnership is not available to the public trading market or the Unit holders as a result. While it is not possible to bring those SEC filings current prior to the expiration of the Purchasers' Offer, WSC believes the following factors are important to an understanding of the Partnership's valuation and are not reflected in the Purchasers' Offer:

    o As of March 31, 2005, the Partnership had cash on hand of approximately $3,020,000 (including approximately $1,248,000 at the facility level).

    o As of the date of their last reports to the Department of Health and Urban Development (dated December 31, 2003), the nursing home facility had total assets of $2,244,536, generated annual revenues of $6,812,490 and had net income of $455,396 and the retirement facility had total assets of $1,677,577, generated annual revenues of $1,735,735 and had net loss of $125,548.

    o Based on preliminary unaudited financial statements for December 31, 2004 that will ultimately be contained in reports to the Department of Health and Urban Development, the nursing home facility had total assets of approximately $2,925,000, generated annual revenues of approximately $6,770,000 and had net income of approximately $508,000 and the retirement facility had total assets of approximately $1,697,000, generated annual revenues of approximately $1,961,000 and had net income of $75,500.

         As a result of the foregoing, and its own informal valuation of the Partnership's assets conducted to provide information to Unit holders who need a value estimate for ERISA purposes, WSC believes the Partnership has a liquidation value in excess of $400 per Unit. Accordingly, WSC believes that the tender offer, at a purchase price of $150 per Unit, is significantly below the value of each Unit and thus, acceptance of the tender offer is not in the best interests of the Unit holders.

         Based on these considerations, WSC believes that it is in the best interests of Unit holders generally to refrain from accepting the Offer at this time, and to support the pursuit by WSC of a possible sale of the Properties and a liquidation of the Partnership or other strategic alternative including any third party tender offer for a higher price. However, we cannot guarantee that
(i) we will be able to locate a purchaser for the Properties or engage in a strategic alternative or consummate a transaction that will provide proceeds ultimately available for distribution to Unit holders that are higher than that offered by the Purchasers or (ii) that a competing third party bid at a higher price will occur. Nor can we guarantee when a sale of the Properties or completion of an alternative transaction, including a competing third party tender offer, might occur.

         If you have already tendered your Units in the Offer, you may wish to revoke your tender in light of the recommendations set forth herein. Unit holders will receive a letter setting forth the reasons for WSC's recommendation, which letter will be accompanied by a form notice of withdrawal for use in revoking prior tenders to the Offer.

Considerations for those Unit Holders Wishing to Sell their Units at this Time

         WSC recognizes that the individual financial circumstances of each Unit holder may be different, and there may be Unit holders who desire to liquidate their investment in the Partnership and receive cash for their Units at this time. These holders should carefully review the Offer, including the risk factors, consult with their financial, tax and other advisors and consider the following in deciding whether to accept the Offer:

    o Future Distributions. A Unit holder that tenders Units in the Offer will not receive any distributions from the Partnership for Units accepted for purchase. If the Partnership were to make a distribution on or after the Purchasers accepted Units in the Offer, the Purchasers would receive the distributions with respect to all accepted Units.

    o Transfer Restrictions. The terms of the Partnership Agreement prohibit a transfer of Units if that transfer would cause 50% or more of the Units to be transferred within twelve months, taking into account all other transfers during the preceding twelve months. Therefore, the Purchasers may only acquire a limited number of Units. Unit holders should therefore be aware that not all Units tendered may be accepted for payment. Unit holders who do not tender all of their Units, or who tender all of their Units but have only a portion that are accepted for payment, would remain limited partners of the Partnership in respect of the Units or portion of a Unit that they continue to hold. In addition,
         Section 11.02 of the Partnership Agreement provides that, any transfer by a limited partner of its Units is effective to create the right of the transferee to share or participate in the profits or losses and cash flow of the Partnership until such time as the transferee is admitted as a substitute Limited Partner, which requires the consent of the General Partners. The General Partners may condition such consent on the receipt of an opinion of counsel that the transfer was made in compliance with all securities laws and will not jeopardize the tax treatment of the Partnership. In addition, the General Partners have a right to payment of their reasonable expenses in connection with the requested transfer before providing their consent.

    o Tax Consequences. All Unit holders are advised to consult with their own tax advisors concerning the tax consequences of tendering Units in the Offer. Unit holders should be aware, however, that there could be different tax consequences depending upon whether all or only some of their Units are purchased in the Offer. For example, if a holder sells only a portion of its Units, the tendering Unit holder would only be able to utilize any previous years' suspended losses from the Partnership in the current year to the extent of any gain on sale of the Units actually sold, as described in the Purchase Offer. However, if a Unit holder's entire interest is sold, any previous years' suspended losses from the Partnership would be deductible from ordinary income (subject to any other limitation applicable to the Unit holder). There will be other tax consequences to individual holders as a result of accepting the Offer or any other tender offer and those tax consequences could vary significantly for each holder based on the holder's unique tax situation or other circumstances.

    o Conditions of the Offer. The Offer is subject to a variety of conditions, including market and other conditions that are unrelated to the operations or prospects of the Partnership. These include, among others, the absence of legal or government actions which would prohibit the purchase and the absence of a material adverse change in the Partnership or its business. It is also a condition of the Offer that there not be publicly disclosed that more than 50% of the outstanding Units have been or are proposed to be acquired by another person or any person or group that prior to such date had filed a statement with the SEC that increases or proposes to increase the number of Units beneficially owned by such person or group as disclosed in such statement by two percent or more of the outstanding Units. See Section 13 of the Offer to Purchase for a discussion of these and other conditions of the Offer. According to the Offer to Purchase, these conditions may be asserted or waived by the Purchasers in their reasonable discretion.

Intentions of Affiliates

         Affiliates of WSC and Life Care own an aggregate of 30 Units. These affiliates do not intend to tender their Units pursuant to the Offer.

ITEM 5.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

         To the knowledge of WSC, neither it nor the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendations to Unit holders on WSC's or the Partnership's behalf concerning the Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         No transactions in the Units have been effected during the past 60 days by WSC or, to the knowledge of WSC, by any of the executive officers, directors or affiliates of WSC.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

         Except as otherwise described herein, no negotiation is being undertaken and no discussions are underway by the Partnership in response to the Offer which relates to: (1) a tender offer for or other acquisition of the Partnership's securities; or (2)(a) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership or any subsidiary of the Partnership; (b) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary of the Partnership; or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         WSC notes that, while Purchasers have expressly stated in their Offer to Purchase that they have no intention at this time to change the management of the Partnership, to the extent Purchasers accumulate a majority of the Units and thereafter attempt to remove the General Partners under the terms of the Partnership Agreement, any change in the General Partners of the Partnership will require approval of the U.S. Department of Housing and Urban Development. There can be no assurance any such consent would be given.

         The statements included or incorporated by reference in this document relating to matters that are not historical facts may be deemed to be "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements may be characterized by terminology such as "believe," "anticipate," "should," "intend," "plan," "will," "expected," "estimated," and "projects" and similar expressions. These statements are based on assumptions and assessments made by WSC in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors its believes to be appropriate and involve risks and uncertainties relating to the occurrence of future events. These forward-looking statements are subject to a number of factors that could cause actual results to differ from those mentioned herein, including, but not limited to, the following:

            o that we are able to locate a purchaser for the Properties or engage in a strategic alternative and consummate a transaction that will provide net sales proceeds ultimately available for distribution to Unit holders;

            o that, even if a purchaser for the Properties is located and a definitive document is negotiated, that the consent of the holders of a majority of the Partnership's Units to such sale and the liquidation of the Partnership may not be obtained;

            o that a competing third party offer for a higher price will occur;

            o that the demand for or regulation of the type of skilled nursing services provided by the Properties may change in a way that adversely affects the value of the Properties including changes in Medicare or Medicaid reimbursement programs or other regulations impacting the nursing facility and retirement facility; and

            o that other factors that affect the skilled nursing facility business generally including, but not limited to, economic, political, governmental and technological factors affecting the Fund's operations, markets, products, services and prices may change in a way that adversely affects the Partnership.

         In addition, the Partnership's results of operations, financial condition and cash flows may be adversely affected by the unsolicited tender offer by the Purchasers and related actions taken by this group.

         Any such forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ materially from those envisaged by such forward-looking statements. Although WSC believes that the expectations reflected in such forward-looking statements are reasonable, it cannot give any assurances that these expectations will ultimately prove to be correct. Other risks and uncertainties concerning the Partnership's performance are set forth in reports and documents filed by the Partnership with the Securities and Exchange Commission.

ITEM 9.  EXHIBITS

(a)(1)(i) Purchasers Offer to Purchase Units of the Partnership dated April 21, 2005 (filed as Exhibit (a)(1) to the Schedule TO filed with the SEC by Purchasers on April 21, 2005).

(a)(1)(ii) Letter of Transmittal and related instructions, dated April 21, 2005 (filed as Exhibit (a)(2) to the Schedule TO filed with the SEC by Purchasers on April 21, 2005).

(a)(1)(iii) Letter to Unit holders of the Partnership dated April 21, 2005 (filed as Exhibit (a)(3) to the Schedule TO filed with the SEC by Purchasers on April 21, 2005).

(a)(5)(i)         Form of Notice of Withdrawal.

(a)(5)(ii)        Letter to Unit holders, dated May 5, 2005

(a)(5)(iii)       Press Release of Company dated April 29, 2005

(d)(1) Management Agreement dated March 1, 1991 among Consolidated Resources Health Care Fund II, Welcare Consolidated Resources Corporation of America and Life Care Centers of America, Inc. relating to Mayfair Nursing Care Center

(d)(2) Management Agreement dated March 1, 1991 among Consolidated Resources Health Care Fund II, Welcare Consolidated Resources Corporation of America and Life Care Centers of America, Inc. relating to Mayfair Retirement Center

(d)(3)(i) Agreement of Limited Partnership of Consolidated Resources Health Care Fund II dated October 31, 1983

 (d)(3)(ii) Amendment to Amended and Restated Agreement and Certificate of Limited Partnership of Consolidated Resources Health Care Fund II dated January 7, 1992

(d)(3)(iii) Amendment to Amended and Restated Agreement and Certificate of Limited Partnership of Consolidated Resources Health Care Fund II dated July 16, 1998

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            WELCARE SERVICE CORPORATION-II

                                            By:      /s/ John F. McMullan
                                               --------------------------------
                                               Name: John F. McMullan
                                               Title:   President
Dated:  May 5, 2005

                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------

(a)(1)(i) Purchasers Offer to Purchase Units of the Partnership dated April 21, 2005 (filed as Exhibit (a)(1) to the Schedule TO filed with the SEC by Purchasers on April 21, 2005).

(a)(1)(ii) Letter of Transmittal and related instructions, dated April 21, 2005 (filed as Exhibit (a)(2) to the Schedule TO filed with the SEC by Purchasers on April 21, 2005).

(a)(1)(iii) Letter to Unit holders of the Partnership dated April 21, 2005 (filed as Exhibit (a)(3) to the Schedule TO filed with the SEC by Purchasers on April 21, 2005).

(a)(5)(i)         Form of Notice of Withdrawal.

(a)(5)(ii)        Letter to Unit holders, dated May 5, 2005

(a)(5)(iii)       Press Release of Company dated April 29, 2005

(d)(1) Management Agreement dated March 1, 1991 among Consolidated Resources Health Care Fund II, Welcare Consolidated Resources Corporation of America and Life Care Centers of America, Inc. relating to Mayfair Nursing Care Center

(d)(2) Management Agreement dated March 1, 1991 among Consolidated Resources Health Care Fund II, Welcare Consolidated Resources Corporation of America and Life Care Centers of America, Inc. relating to Mayfair Retirement Center

(d)(3)(i) Agreement of Limited Partnership of Consolidated Resources Health Care Fund II dated October 31, 1983

(d)(3)(ii) Amendment to Amended and Restated Agreement and Certificate of Limited Partnership of Consolidated Resources Health Care Fund II dated January 7, 1992

(d)(3)(iii) Amendment to Amended and Restated Agreement and Certificate of Limited Partnership of Consolidated Resources Health Care Fund II dated July 16, 1998

                                                              Exhibit (a)(5)(i)

                              NOTICE OF WITHDRAWAL

         The undersigned hereby withdraws units of limited partnership interest in Consolidated Resources Health Care Fund II ("Units") heretofore tendered by the undersigned to MPF-NY 2005, LLC; MPF Acquisition Co. 3, LLC; Moraga Gold, LLC; MPF Dewaay Fund 2, LLC; MPF Income Fund 22, LLC; MP Value Fund 8, LLC; MPF Special Fund 8, LLC; and Mackenzie Patterson Fuller, Inc. (collectively, the "Purchasers") pursuant to the Purchasers' Offer to Purchase, dated April 21, 2005, as amended to date (the "Offer to Purchase").

Name(s) of person(s) who tendered Units:
                                        -------------------------------------

Name(s) of registered Unit holder(s) (if different):
                                                    ------------------------

Number of Units to be withdrawn (state "all") if all Units tendered are to be withdrawn):
           ----------------------

Date:                               , 2005
     -------------------------------


-------------------------------------------
Signature of Withdrawing Unit Holder


-------------------------------------------
Signature of Joint Unit Holder, if any

INSTRUCTIONS

         According to the Offer to Purchase, for a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary for Purchasers at its address or facsimile number set forth below. Any such notice of withdrawal must specify the name of the person who tendered, the number of Units to be withdrawn and the name of the registered holder of such Units, if different from the person who tendered. In addition, any such notice of withdrawal must be signed by the person who signed Purchasers' letter of transmittal in the same manner as such letter of transmittal was signed. Please refer to the Offer of Purchase for additional information regarding this procedure.

By hand, mail, or
overnight courier:                          By facsimile:
------------------                          -------------

MacKenzie Patterson Fuller, Inc.            (925) 631-9119
1640 School Street
Moraga, California  94556

To confirm withdrawal by telephone, call toll free:  (800) 854-8357

                                                             Exhibit (a)(5)(ii)

                        WELCARE RESOURCES CORPORATION-II
                              1175 Peachtree Street
                                    Suite 850
                             Atlanta, Georgia 31106
                                 (404) 873-1919

                                   May 5, 2005

Dear Unit Holder of Consolidated Resources Health Care Fund II (the "Partnership"):

         A tender offer has been announced by MPF-NY 2005, LLC; MPF Acquisition Co. 3, LLC; Moraga Gold, LLC; MPF Dewaay Fund 2, LLC; MPF Income Fund 22, LLC; MP Value Fund 8, LLC; MPF Special Fund 8, LLC; and Mackenzie Patterson Fuller, Inc. (collectively, the "Purchasers") at a purchase price of $150 per Unit.

         We, Welcare Resources Corporation-II, in our capacity as Managing General Partner of the Partnership, recommend against tendering your Units, unless you have a need for liquidity in your investment at this time. Our reasons for recommending against the offer are summarized below and are more fully discussed in the enclosed Schedule 14D-9, which you should read carefully.

         We believe the following factors important to an understanding of the Partnership's valuation are not reflected in the Purchasers' Offer:

    o As of March 31, 2005, the Partnership had cash on hand of approximately $3,020,000 (including approximately $1,248,000 at the facility level).

    o As of the date of their last reports to the Department of Health and Urban Development (dated December 31, 2003), the nursing home facility had total assets of $2,244,536, generated annual revenues of $6,812,490 and had net income of $455,396 and the retirement facility had total assets of $1,677,577, generated annual revenues of $1,735,735 and had net loss of $125,548.

    o Based on preliminary unaudited financial statements for December 31, 2004 that will ultimately be contained in reports to the Department of Health and Urban Development, the nursing home facility had total assets of approximately $2,925,000, generated annual revenues of approximately $6,770,000 and had net income of approximately $508,000 and the retirement facility had total assets of approximately $1,697,000, generated annual revenues of approximately $1,961,000 and had net income of $75,500.

         As a result of the foregoing, and its own informal valuation of the Partnership's assets conducted to provide information to Unit holders who need a value estimate for ERISA purposes, WSC believes the Partnership has a liquidation value in excess of $400 per Unit. Accordingly, we believe that the tender offer, at a purchase price of $150 per Unit, is significantly below the value of each Unit and accordingly, acceptance of this offer is not in your best interests.

         In addition, we believe that Unit holders may realize greater value through a sale of the Partnership's properties and a liquidation of the Partnership or through other strategic alternatives. We are currently exploring various alternatives. We also believe it is possible that a competing third party offer for your Units may be undertaken at a higher price than that offered by the Purchasers. Because of the potential for achieving greater value if the properties are sold or we are able to consummate another strategic alternative (including a competing third party offer), we believe that you should not dispose of your Units at the price offered by the Purchasers while we pursue these potential transactions. However, we cannot guarantee that we will be able to locate a purchaser for the Properties, a third party willing to offer a higher price in a competing tender offer, or engage in a strategic alternative or consummate a transaction that will provide proceeds ultimately available for distribution to Unit holders that are higher than that offered by the Purchasers. Nor can we guarantee when a sale of the Properties or completion of an alternative transaction, including a competing third party tender offer, might occur.

         Affiliates of the Partnership beneficially own an aggregate of 30 Units. These affiliates do not intend to tender their Units, because in their opinion the price offered by the Purchasers is significantly below their value.

         If you have already tendered your Units to the Purchasers pursuant to their tender offer, you may wish to revoke your tender in light of the considerations discussed in this letter and the Schedule 14D-9. We have enclosed a Notice of Withdrawal for use in revoking your tender.

         Should you have any questions, please contact the undersigned.

                                   Sincerely,

                                   WELCARE RESOURCES CORPORATION-II

                                                          Exhibit (a)(5)(iii)

FOR IMMEDIATE RELEASE

RE:      CONSOLIDATED RESOURCES HEALTH CARE FUND II

Investor Contact:          John F. McMullan, 404-873-1919


ATLANTA, April 28, 2005 (PR Newswire)--John F. McMullan, Chief Financial Officer of Welcare Service Corporation-II, the Managing General Partner (the "General Partner") of Consolidated Resources Health Care Fund II (the "Company"), stated today that the Board of Directors of the General Partner is studying the recently announced tender offer of MPF-NY 2005, LLC; MPF Acquisition Co. 3, LLC; Moraga Gold, LLC; MPF Dewaay Fund 2, LLC; MPF Income Fund 22, LLC; MP Value Fund 8, LLC; MPF Special Fund 8, LLC; and Mackenzie Patterson Fuller, Inc. (the "Mackenzie Entities") for the Limited Partnership Units of the Company and will be meeting with advisors to begin consideration of the offer.

The General Partner urges all holders of Limited Partnership Units of the Company to defer making a decision as to the tender offer made by the Mackenzie Entities until the General Partner's Board has come to a conclusion about the merits of the offer. All Unitholders will be promptly notified of the Board's actions by letter dated no later than May 5, 2005, Mr. McMullan added.
                                                        ###

                                                                  Exhibit (d)(1)
[Mayfair Nursing Care Center]

                              MANAGEMENT AGREEMENT
                              --------------------



         This MANAGEMENT AGREEMENT ("Agreement") is made and entered into effective as of the 1st day of March, 1991, by and between CONSOLIDATED RESOURCES HEALTH CARE FUND II, a Georgia limited partnership, having an office at 1000 Abernathy Road, Suite 260, Atlanta, Georgia 30328, ("Owner"), WELCARE CONSOLIDATED RESOURCES CORPORATION OF AMERICA, a Nevada corporation formerly known as Southmark Consolidated Resources Corporation of America, having an office at 1000 Abernathy Road, Suite 260, Atlanta, Georgia 30328 ("Welfare/CRCA"), and LIFE CARE CENTERS OF AMERICA, INC., a Tennessee Corporation, having offices at 3570 Keith Street, Cleveland, Tennessee 37312 ("Manager").
                              W I T N E S S E T H:
                               - - - - - - - - - -

         WHEREAS, the Owner owns the facility or facilities set forth on Exhibit "A" attached hereto (collectively, the "Nursing Home");

         WHEREAS, Owner desires to engage Manager as Owner's agent to manage and operate the Project, subject to the terms and provisions of this Agreement, and Manager agrees to perform the services provided for herein; and

         WHEREAS, Owner desires to engage WelCare/CRCA as Owner's agent to oversee the management and operation of the Project by Manager, subject to the terms and provisions of this Agreement, and WelCare/CRCA agrees to perform the oversight services provided for herein.

         NOW, THEREFORE, for and in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                    ARTICLE I
                                    ---------

                                   DEFINITIONS
                                   -----------

        When used in this Agreement, the following words or terms shall have the following definitions:

         1.1 "Expiration Date" means the date this Agreement terminates pursuant to its terms.

         1.2 "Fiscal Year" means a year, commencing January 1, and ending December 31, except that the first Fiscal Year shall be that period commencing on the Commencement Date and ending on the next succeeding December 31 and the last Fiscal Year shall be that period commencing on January 1 and ending on the Expiration Date.
         1.3 "Manager Affiliate" means any entity in which Manager or Forrest L. Preston, his heirs or personal representatives, own and control not less than fifty percent (50%) of the voting securities or equity interest.

         1.4 "Improvements" means the Nursing Home and all other structural improvements situated on the Land.

         1.5 "Interest Rate" means the rate of interest equal to the. lesser of
(i) the maximum rate of interest not prohibited by applicable law; or (ii) from time to time that per annum rate of interest equal to two percent (2%) per annum more than the rate of interest announced as the prime rate from time to time for the same period by Citibank, N.A. (or any successor thereto by purchase, merger, or other reorganization).

         1.6 "Land" means the tract of land upon which the Nursing Home is located.

         1.7 "Nursing Home" means the facility located on the Land.

         1.8 "Budget" means a forecast of Project Income and Project Expenses, including a budget for capital expenditures to be made relative to the Project pursuant to this Agreement for the Fiscal Year to which such Budget relates.

         1.9 "Operating Plan" means an operating plan setting forth in reasonable detail the services presumed necessary or desirable during a given Fiscal Year for the operation and maintenance of the Project as a Nursing Home including the Basic Services (as defined in Section 4.1 below), schedules setting forth job descriptions and standards, Salaries and Benefits which constitute Project Operating Expenses, a marketing plan for the Project, and an insurance program for the Project.

         1.10 "Owner Affiliate" means (i) any person, firm, corporation, or other entity which controls, is controlled by, or is under common control with Owner, directly or indirectly; or (ii) any partnership, venture, trust, or similar entity in which Owner is a general partner, a managing general partner, a managing venturer, trustee, or otherwise holds a management position; or (iii) any successor of Owner by change of name, merger, acquisition, consolidation, dissolution and distribution of assets, bulk transfer of assets, or similar reorganizational action.

         1.11 "Patients" means the patients of the Nursing Home.

         1.12 "Payments to Manager" means the Management Fee provided in Section
7.1 below.

         1.13 "Payments to WelCare/CRCA" means the Oversight Fee provided in
Section 7.3 below.

         1.14 "Project" means the Land and the Improvements.

         1.15 "Project Expenses" means all expenses, costs, and charges of every kind and nature incurred pursuant to an Approved Budget or any other provision of this Agreement expressly permitting the incurrence of such expense, cost, or charge as a Project Expense, or pursuant to any specific written instructions or directives given by Owner or WelCare/CRCA to Manager pursuant to the provisions of this Agreement, in connection with the operation and maintenance of the Project, for or with respect to a Fiscal Year (including, without limitation, Project Operating Expenses and those expenses, costs, and charges incurred in the performance of Extraordinary Services and any Emergency Services).

         1.16 "Project Income" means, with respect to a specific period of time, the revenues actually received from all sources in connection with the operation of the Project during such period of time. Project Income shall not include or mean (i) interest or investment income of Owner, (ii) capital contributions of Owner, (iii) insurance proceeds (however, business interruption insurance proceeds shall be included in "Project Income"), (iv) tax refunds, (v) condemnation proceeds or awards, or (vi) amounts collected from the Patients as security deposits, if any, except to the extent those security deposits are actually applied against the payments owed to the Nursing Home.

         1.17 "Project Operating Expenses" means all expenses, costs, and charges (including capital outlays) incurred in connection with the operation and maintenance of the Project, for or with respect to a given Fiscal Year, including, without limitation, the cost of operating the Management Office (as hereinafter defined) of the Administrator and all overhead directly related to the operation of the Management Office.

         1.18 "Salaries and Benefits" means salary, wages, bonuses, and other direct compensation, group life, accident, disability, medical and health insurance, pension plans, social security payments, payroll and other employee taxes, worker's compensation payments, employer's contribution to F.I.C.A., unemployment compensation, and similar so-called fringe benefits.

         When used in this Agreement, the words and terms for which definitions are specified in the introductory paragraph of this Agreement and in the further Articles of this Agreement shall have the definitions respectively therein ascribed to them.

                                   ARTICLE II
                                   ----------

                             RELATIONSHIP OF PARTIES
                             -----------------------

         2.1 Grant of Authority. Owner hereby grants Manager, as agent of Owner, the general authority to manage, direct, and supervise the Project on behalf of owner and to provide the services set forth in this Agreement. Manager hereby accepts such appointment and, subject to the terms of this Agreement, shall have the right and authority to perform the services and take the actions described in this Agreement. Owner hereby grants WelCare/CRCA as an agent of Owner, the general authority to oversee the management, direction and supervision of the Project by Manager and to provide the services set forth in this Agreement. WelCare/CRCA hereby accepts such appointment and, subject to the terms of this Agreement, shall have the right and authority to perform the oversight services and take the actions described in this Agreement.

         2.2 Relationship. All actions by either Manager or WelCare/CRCA in performing its duties and providing services pursuant to this Agreement shall be as Owner's agent and on behalf of Owner. Owner agrees to indemnify, defend, and hold Manager or WelCare/CRCA harmless from and against any loss, cost, expense, liability, or claim of any kind or nature whatsoever arising from or in connection with either Manager's or WelCare/CRCA's performance of its duties under this Agreement, except in instances in which such loss, cost, expense, liability, or claims arise from or in connection with Manager's or WelCare/CRCA's own gross negligence or willful misconduct, or from or in connection with a material breach by Manager or WelCare/CRCA of its obligations under this Agreement.

         2.3 Other Activities. Each of Manager and WelCare/CRCA may engage in or possess an interest in other business ventures of every nature and description and in any vicinity whatsoever, including, without limitation, the ownership, operation, management, and development of nursing homes or other real property, and Owner shall have no rights in or to such: independent ventures or to any profits therefrom. Any such activities may be undertaken with or without notice to or participation therein by Owner, and owner hereby waives any rights or claims that it may have against Manager or WelCare/CRCA with respect to the income or profit therefrom or the effect of such activity on the Project. Nothing contained herein shall obligate any agent, officer, director, shareholder, or partner of Manager or WelCare/CRCA to devote all or any particular portion of such party's time or efforts to the Project.

         2.4 Management Office. Owner shall provide, at Owner's expense, office space for the management staff (the "Management Office") within the Nursing Home in a location designated for office space and not in an area located in the basement or designated for mechanical rooms or storage. This space shall be of a size, shall be configured, and shall be improved to a standard and quality reasonably acceptable to Manager. In addition, there shall be within such Nursing Home a reasonable amount of additional space providing sufficient room for storage of plans, additional files, and records. Owner may relocate the Management Office and such additional space from time to time, subject to the requirements of this Section 2.4.

         2.5 Manager's Liability. Owner and WelCare/CRCA acknowledges that Manager will enter subcontracts ("Subcontracts") with others ("Subcontractors") providing for the performance of certain services to be provided under this Agreement, and that Manager's remedies, in the event a Subcontractor fails to perform such services, is negligent, engages in misconduct or defaults under the Subcontract (in any such case "Subcontractor Default"), will be governed by the Subcontract and by applicable law. Owner and WelCare/CRCA agree, for the purposes of this Agreement, that if Manager, as soon as reasonably practicable after the occurrence of a Subcontractor Default, commences and thereafter pursues with all due diligence Manager's remedies against such Subcontractor and, pending efforts by Manager to enforce Manager's remedies against such Subcontractor, either performs itself the services covered by the Subcontract or engages another Subcontractor for such purpose, then Manager shall not be in default under the terms of this Agreement by reason of such Subcontractor Default.

        Notwithstanding any other provision of this Agreement, and unless such act or omission constitutes negligence, misconduct, or a default by Manager, its officers, employees, or agents (and for the purposes of this Section 2.5 the term "employees or agents" of Manager shall not include Subcontractors), under the terms of this Agreement, neither Manager nor its officers, directors, shareholders, constituent partners, employees, or agents shall ever be liable for any act or omission, negligent, tortious or otherwise, of a Subcontractor or any agent or employee of a Subcontractor, or its subsidiaries or affiliates, for any amount of damage, or any other monetary obligation whatsoever, which is in excess of the amount of cash proceeds actually recovered under the policies of liability insurance required to be maintained pursuant to the terms of Section 5.2.of this Agreement, and under no circumstances whatsoever shall Manager, under any theory of action or recovery, ever be liable for or obliged to pay or to satisfy any judgment for, any damages or other monetary obligation whatsoever, that is in excess of the amount of such cash proceeds. Notwithstanding any of the provisions of this Agreement, in no event shall Owner or WelCare/CRCA make any claim against Manager, or its affiliates or subsidiaries, on account of any alleged errors in judgment made in good faith in connection with the operation of the Nursing Home by Manager or the performance of any advisory or technical services provided by or arranged by Manager.

         In the event of an act of negligence, misconduct, or a default by Manager, its officers, employees, or agents under the terms of this Agreement, then Owner or WelCare/CRCA shall have all recourses and remedies as may be available under the terms of this Agreement and at law or in equity.

         2.6 Exculpation of Owner and WelCare/CRCA for Subcontractor Defaults. Notwithstanding any other provision of this Agreement, and unless such act or omission constitutes negligence, willful misconduct, or a default by either of Owner or WelCare/CRCA, its officers, employees, or agents (and for the purposes of this Section 2.6, the terms "employees or agents" of Owner or WelCare/CRCA shall not include Subcontractors) under the terms of this Agreement, neither Owner or WelCare/CRCA nor its officers, directors, shareholders, constituent partners, employees, or agents shall ever be liable for any act or omission, negligent, tortious or otherwise, of a Subcontractor or any agent or employee of a Subcontractor or its subsidiaries or affiliates for any amount of damages or any other monetary obligation whatsoever which is in excess of the amount of cash proceeds actually recovered under the policies of liability insurance provided to be maintained by Owner pursuant to the terms of Section 5.1 of this Agreement, and under no circumstances whatsoever shall Owner or WelCare/CRCA, under any theory of action or recovery, ever be liable for or obligated to pay, or to satisfy any judgment for, any damages or other monetary obligation whatsoever, that is in excess of the amount of such cash proceeds.


                                   ARTICLE III
                                   -----------

                                     BUDGET
                                     ------

        3.1 Approval of Budget. As soon as reasonable and practicable for Manager prior to the end of each Fiscal Year, Manager shall prepare and deliver to WelCare/CRCA, in a form reasonably satisfactory to Owner, a proposed Budget for the next Fiscal Year. When approved pursuant to this Article: III, such Budget shall be an "Approved Budget."

        WelCare/CRCA shall give its approval or its disapproval of the proposed Budget not later than thirty (30) days after receipt with respect to each Fiscal Year.

         If WelCare/CRCA does not approve or disapprove the proposed Budget within such thirty (30) day period, then WelCare/CRCA shall be deemed to have approved the Budget. If WelCare/CRCA objects to all or any portion of the proposed Budget, WelCare/CRCA shall furnish Manager with the reasons for its objections, and WelCare/CRCA and Manager shall attempt to agree with respect to the items to which WelCare/CRCA objects, and if such agreement is not reached before the beginning of the applicable Fiscal Year, and without reference to whether more than one Fiscal Year shall lapse, then the Project shall be operated under a Budget (which for purposes of this Agreement shall be considered to be an Approved Budget) which is the same as the last Approved Budget, and Manager shall be authorized to incur expenses necessary for the management and operation of the Project, including but not limited to:

         (a) all costs of utilities, cleaning services, costs of routine building and mechanical maintenance and repair (including elevator maintenance), ad valorem taxes and insurance coverages, costs of security services, and costs under service contracts, landscaping costs, and personnel costs;

         (b) all other expenses in the last Approved Budget, plus five percent (5%) above an amount equal to the sum of (i) the annualized level (the "Base Level") of all such other expenses during the last three (3) months of the preceding Fiscal Year for which there was an Approved Budget, plus (ii) five percent (5%) of such Base Level for the second Fiscal Year during which the Project is operated under such Budget not approved by WelCare/CRCA and an annually compounded five percent (5%) of such Base Level for each subsequent Fiscal Year during which the Project is operated under such Budget not approved by WelCare/CRCA.

         3.2 Approved Budget. An Approved Budget shall constitute an authorization for Manager to spend money to operate and manage the Project pursuant to such Approved Budget, and Manager may do so without further approval. WelCare/CRCA acknowledges that, notwithstanding Manager's experience in the management of similar developments, the projections contained in the Budget submitted at the commencement of each Fiscal Year are subject to and may be affected by changes in financial, economic, and other conditions and circumstances beyond Manager's control, and the Budget shall be adjusted to take into account such changes. Any variances in the results of actual operations from those contemplated in the Budget shall be set forth in a quarterly report from Manager to WelCare/CRCA, such report to set forth the amount of the variance and the reasons for such variance.

         3.3 Expenditures for Capital Items. The Approved Budget shall constitute an authorization for Manager to make the capital expenditures contemplated thereby. if during any Fiscal Year Manager believes the purchase or installation of new or replacement equipment or other capital items not contemplated by the Approved Budget is or before the end of such Fiscal Year will be necessary or desirable, Manager shall advise WelCare/CRCA thereof, but shall cause such items to be purchased and installed only after obtaining the prior authorization of WelCare/CRCA.

         3.4 Rates. Manager and WelCare/CRCA recognize the importance of maintaining room and other rates which enable the Project to pay its obligations but minimize the cost of health care. From time to time, Manager will recommend to WelCare/CRCA, for approval, rate structures which take into account the financial obligations of the Project and the level of rates at other comparable nursing homes nearby and the importance of providing quality health care at minimal cost.

                                   ARTICLE IV
                                   ----------

                                    SERVICES
                                    --------

         4.1 Basic Services. As basic services (the "Basic Services"), Manager shall:

         (a) Patient Relations. Operate in compliance with the terms and conditions of this Agreement and administer a patient relations program which maintains a high visibility of management presence.

         (b) Personnel. Provide a nursing home administrator licensed in the state in which the Project is located for the day-to-day administration of the Project. The administrator shall be an employee of and compensated by Manager. However, Manager shall be reimbursed monthly by Owner for all Salaries and Benefits of such administrator such amounts, except for expenses which shall be charged in arrears, being due and payable in advance on the first day of each month. Notwithstanding the foregoing, however, if the Project is not operated within the Budget for any continuous six month period, Owner shall have the right to require Manager to remove the administrator and provide a new administrator within sixty (60) days of receiving notice from the Owner. All other employees of the Nursing Home shall be employees of Owner and not employees of Manager. All matters pertaining to the employment, supervision, compensation, promotion, and discharge of such employees are the right and responsibility of Manager, and neither Owner or WelCare/CRCA shall have any right to supervise or direct such employees. The Salaries and Benefits of such employees and the number of such employees to be employed on-site at the Project shall be part of the Budget (and thus subject to approval by Owner), but each Approved Budget shall include and provide for sufficient funds to enable Manager to pay competitive Salaries and Benefits so as to attract and retain a sufficient number of capable employees to enable Manager to operate and maintain the Project to the standard herein provided.

         (c) Service Contracts. Enter into or renew, in the name of Owner, contracts (collectively, and including Subcontracts as defined in Section 2.5 hereof, referred to as "Service Contracts") for electricity, gas, water, telephone, cleaning, fuel oil, elevator maintenance, vermin extermination, trash removal, linen service, and other services in the ordinary course of the operation of the Project; purchase all supplies and equipment necessary to maintain and so operate the Project; and credit to Owner any discounts, rebates, or commissions obtained for purchases or otherwise. Neither Owner or WelCare/CRCA need approve any new Service Contract with a term of less than one
(1) year, or any new Service Contract that provides for termination by Owner (without the payment of premium or penalty) upon sixty (60) days' written notice or less.

         (d) Maintenance and Repair. Maintain or cause to be maintained the Improvements and grounds of the Project including, without limitation, interior and exterior cleaning, painting and decorating, plumbing, carpentry, and other normal maintenance and repair work.

         (e) Collection. Use diligent efforts to request, demand, collect, receive, and receipt for all charges due from Patients and otherwise due Owner with respect to the Project.

         (f) Protect Expenses: Mortgage Loans. Pay all Project Expenses (other than any payments required on mortgage loans, except as provided below) on or before that date (the "Due Date") after which interest or penalty will begin to accrue thereon, provided, however, that Manager shall contest, if and to the extent appropriate, the payment of any Project Expense (or portion thereof) which Manager has reasonable grounds to believe (on the basis of the facts and information actually known to Manager) should be contested. Reasonable contest expenses shall be included as Project Expenses. Manager shall give WelCare/CRCA reasonable notice, including advance notice if possible, of any such contest. Additionally, at the request of WelCare/CRCA, Manager shall contest the amount or validity of any claimed Project Expense. In any instance in which Manager has contested any Project Expense in accordance with the provisions of this Agreement, or has been requested by WelCare/CRCA to contest any Project Expense, then any interest or penalty which accrues and may thereafter become payable with respect to such Project Expense shall itself be a Project Expense.

         If WelCare/CRCA shall so request, Manager shall pay the aggregate amounts required to be paid pursuant to any mortgages of the Project, including amounts due under any mortgages for interest, amortization of principal, and for allocation to reserves or escrow funds. All notices from any mortgagee claiming any default in any mortgage on the Project, and any other notice from any mortgagee other than routine notice of payment due, shall be forthwith delivered by Manager to WelCare/CRCA.

         (g) Reports. As soon as reasonable and practicable each month, render to WelCare/CRCA a statement of income and expenses showing the results of operation of the Nursing Home for the preceding month and of the Fiscal Year to date. As soon as reasonable and practicable after the end of each Fiscal Year, Manager shall deliver to WelCare/CRCA profit and loss statements showing Project Income, Project Expenses, Payments to Manager, Payments to WelCare/CRCA, the results of operations for that Fiscal Year, and (provided Manager has sufficient information) a balance sheet of the Project as of the end of that Fiscal Year, prepared on an accrual basis in accordance with generally accepted accounting principles consistently applied. All such monthly reports shall be in the format normally utilized by Manager. Manager shall, upon reasonable notice from WelCare/CRCA, prepare and submit to WelCare/CRCA such other reports, certificates, or representations as WelCare/CRCA may reasonably request concerning such matters relating to the Project as are within the scope of Manager's services provided for in this Agreement. If any such additional reports or alternate report formats requested by WelCare/CRCA shall require Manager to engage consultants or other professionals to assist Manager in designing or preparing such report, or shall require Manager's employees (other than on-site employees engaged in performing Manager's services under this Agreement) to expend substantial amounts of additional time designing or preparing such report, then Owner shall promptly reimburse Manager for the reasonable actual cost to Manager of engaging such consultants or other professionals or of such time expended by Manager's employees.

         (h) Records. Maintain, at the address for Manager provided for in
Section 10.2 of this Agreement, or such other place or places as WelCare/CRCA may approve in advance, a system of office records, books, and accounts, including, without limitation, copies of all reports filed pursuant to subsection (g) above, and any additional information or records reasonably required by Owner for the preparation of federal, state, and local tax returns, all in a manner reasonably satisfactory to Owner. Owner, WelCare/CRCA, and others designated by Owner, including Owner's auditors and accountants, shall have, upon reasonable notice to Manager, during normal business hours, access to and the right to audit and make copies of such records, accounts, and books, and all vouchers, files 'and all other material pertaining to the Project and this Agreement, all of which Manager shall keep safe and available to Manager, Owner and WelCare/CRCA, and all of which shall be owned by Owner.

        (i) Legal Proceedings. Institute and prosecute in the name and at the expense of Owner such actions and proceedings necessary to effect the purposes, perform the services, and take the actions contemplated by this Agreement, including without limitation, to evict Patients in default; to recover possession of rooms occupied by such Patients; to sue for and recover charges and other damages due from Patients and other persons obligated to Owner or Manager in connection with the Project; to settle, compromise, and release any such actions or suits or reinstate such Patients; and to sign and serve in the name of Owner notices and other communications relating to any of the foregoing matters. Manager shall not incur legal fees and expenses exceeding Five Thousand Dollars ($5,000.00) in prosecuting or defending any action, proceeding, or suit on behalf of Owner in connection with the Project without first securing written permission from Owner. Manager shall keep Owner and WelCare/CRCA advised of all actions filed against Owner or all actions filed by Owner that are beyond the scope of ordinary business operations. Owner shall be responsible for reasonable expenses incurred in defending Manager for actions brought against Manager based upon Manager's performance of its duties in connection with operation of the Project.

         (j) Process Insurance Claims. If requested by WelCare/CRCA, process all claims under any insurance coverages pertaining to the Project in an expeditious manner, so as to minimize delay in receipt by the Project of the proceeds of such insurance.

         (k) Maintenance of Licenses. Assist in obtaining and maintaining all licenses and certifications required for operation of the Project, such as contracts with fiscal intermediaries and agencies and eligibility for participation in medical reimbursement programs. All licenses and permits shall be obtained in the name and at the expense of the Owner unless otherwise stipulated pursuant to applicable regulations or unless otherwise agreed between Owner and Manager.

         (l) Reimbursement Schedule. Develop price and reimbursement schedules satisfactory to WelCare/CRCA; obtain approval of appropriate price schedules by government agencies and appropriate reimbursement schedules from third-party paying agencies; provide all statistical, financial, and other data necessary to obtain reimbursement from the appropriate agencies; and effect final settlement of all claims for reimbursement.

        4.2 Extraordinary Services. Whenever Manager determines that a service or services not, included in the Basic Services required to be rendered pursuant to the Agreement (and not constituting an emergency) is necessary or desirable for the efficient, economic, and profitable operation of the Nursing Home (collectively, the "Extraordinary Services"), Manager shall advise WelCare/CRCA of the need and cost therefore and make recommendations related thereto. Manager shall then perform the Extraordinary Services in accordance with the directions of WelCare/CRCA as to the performance thereof and the amount to be expended therefor. The Extraordinary Services shall be as follows:

         (a) Major Repairs. Performance and supervision of all major repairs, replacements, and alterations to the Nursing Home not covered by the Budget.

         (b) Compliance with Legal Requirements. Ensuring compliance with any and all orders or requirements affecting the Project by any federal, state, county, municipal, or other governmental authority or agency having jurisdiction thereover, and order of the Board of Fire Underwriters or any similar bodies. Manager, however, shall not take any such action as long as Owner or WelCare/CRCA is contesting or has notified Manager of its intention to contest (or has otherwise directed Manager to take no action), and promptly institutes proceedings contesting any such order or requirement, except that if failure to comply promptly with any such order or requirement would or might expose Manager to civil or criminal liability, Manager shall cause the same to be complied with.

         (c) Tax Abatement and Eminent Domain. Rendering of advice and assistance to Owner and WelCare/CRCA in the negotiation or prosecution of all claims for the abatement of property and other taxes affecting the Nursing Home and for awards for taking by eminent domain affecting the Nursing Home.

         (d) General. Performance of any other services, acts, items, or matters relating to or affecting the Nursing Home which are or may be desirable or necessary for the efficient, economic, and profitable operation thereof and which are not included within the services required by this Agreement.

         4.3 Emergency Services. "Emergency Services" are defined as any and all emergency repairs or services immediately necessary for the preservation and safety of the Nursing Home or to avoid the suspension of any substantial and important service to the Nursing Home or danger to life or property. Emergency Services may be performed by Manager in its discretion, without Owner's or WelCare/CRCA's prior approval of the performance or amount to be expended therefore; provided, however, Manager shall, if at all possible, attempt to consult WelCare/CRCA by telephone before performing any Emergency Services. Thereafter, as soon as practicable, Manager shall notify Owner and WelCare/CRCA in writing of the details and expenses thereof.

         4.4 Expense of Owner. All services performed by Manager under this Agreement shall be et the expense of Owner. Notwithstanding any other provision of this Agreement, Manager shall not be obligated to make any advance to or for the account of Owner or to pay any sums, except out of funds held in any account maintained under Article VI, nor shall Manager be obligated to incur any liability or obligation for the account of Owner without assurance that the necessary funds for the discharge thereof are or shall be available, nor shall Manager be responsible for the failure of the Nursing Home to be managed, operated, or maintained to the standard required by this Agreement as a result of Owner's failure to provide funds for the Nursing Home.

                                    ARTICLE V
                                    ---------

                                    INSURANCE
                                    ---------

         5.1 Owner's Insurance. If requested by Owner, Manager will obtain in Owner's and WelCare/CRCA's names end at Owner's expense and keep in force (or Owner will obtain and keep in force) during the term of this Agreement:

         (a) comprehensive general liability insurance, with broad form comprehensive endorsement, protecting and indemnifying Owner WelCare/CRCA against claims for injury to or death of persons or damage to or destruction of property occurring upon, in, or about the Project and the adjoining streets (other than streets dedicated to and accepted for maintenance by the public); such insurance to afford immediate protection to the limit of not less than $1,000,000 for injury to or death of persons and $300,000 for damage to or destruction of property, with overlying umbrella liability insurance coverage of not less than $3,000,000 as to both injury to or death of persons and damage to or destruction of property; such insurance to be issued on an "occurrence basis" and to be endorsed specifically to include within its scope of coverage all liabilities and indemnities for which Owner or WelCare/CRCA is obligated and liable under the terms of this Agreement; and with respect to such umbrella liability insurance, coverage shall not provide for a self-insured retention in excess of $25,000;

         (b) worker's compensation insurance with statutory and employee's liability insurance; and

         (c) such other coverages, in such amounts as shall be set forth in the insurance plan portion of the Operating Plan. Such insurance shall be written by companies selected by Owner or WelCare/CRCA which are nationally recognized and legally qualified to issue such insurance in the state or states in which the Project is located and shall name Owner and WelCare/CRCA as insureds and Manager as an additional named insured.

         5.2 Manager's Insurance. Manager shall obtain, at Manager's expense, and keep in force during the term of this Agreement:

          (a) property damage insurance covering, and in an amount substantially equal to, the value of Manager's furniture, trade fixtures, and other property maintained in the Management Office;

          (b) comprehensive general liability insurance, with broad form comprehensive endorsement, protecting and indemnifying Manager against claims for injury to or death of persons or damage to or destruction of property occurring upon, in, or about the Project and the adjoining streets (other than streets dedicated to and accepted for maintenance by the public); such insurance to afford immediate protection to the limit of not less than $1,000,000 for injury to or death of persons and $300,000 for damage to or destruction of property, with overlying umbrella liability insurance coverage of not less than $3,000,000 as to both injury to or death of persons and damage to or destruction of property; such insurance to be issued on an "occurrence basis" and with respect to the umbrella liability insurance, coverage shall not provide for a self-insured retention in excess of $25,000;

          (c) employee's fidelity insurance in the amount of $50,000 to protect Owner against misapplication of rents and other funds derived from operation of the Project by Manager and its employees;

          (d) auto liability insurance covering motor vehicles owned or hired by Manager, protecting and indemnifying Manager against claims for the injury to or death of persons or damage to or destruction of property; such insurance to afford immediate protection to the limit of not less than $250,000 for injury or death of each person; $500,000 for injury to or death of persons for each occurrence; and $100,000 for damage to or destruction of property; and

         (e) worker's compensation insurance with statutory and employee's liability coverage.

         On the condition that the comprehensive general liability insurance maintained by Manager under this Section 5.2 shall (i) be issued by a nationally recognized insurer, and (ii) have the limits set forth in Section 5.2 above, Manager shall be deemed to have satisfied its obligation to maintain such general comprehensive liability insurance for all purposes of this Agreement.

         Such insurance shall be written by companies selected by Manager, which are nationally recognized and legally qualified to issue such insurance in the state or states in which the Project is located, and shall name Manager as the insured and Owner and WelCare/CRCA as additional named insureds.

        5.3 Policies. Manager shall attempt to insure that each policy referred to in Sections 5.1 and 5.2 above shall:

         (a) provide that it will not be cancelled, amended, or reduced except after not less than ten (10) days' written notice to Owner and Manager;

         (b) provide that such insurance shall not be invalidated by any act or negligence of owner, WelCare/CRCA or Manager or any person or entity having an interest in the Project, nor by any foreclosure or other proceedings or notices thereof relating to the Project, nor by any change in title to or ownership of the Project; and

         (c) include a waiver of all rights of subrogation against Manager, Owner, and WelCare/CRCA their officers, directors and shareholders, constituent partners, employees, and agents.

        Owner, with respect to the coverages required under Section 5.1, shall deliver to Manager, and Manager, with respect to the coverages required under
Section 5.2, shall deliver to Owner, certificates of insurance evidencing the existence of all insurance required to be maintained by Owner and Manager, respectively, under Sections 5.1 and 5.2, such delivery to be made:

         (a) within ten (10) days after the execution and delivery of this Agreement; and

         (b) at least ten (10) days prior to the expiration date of any such insurance policy.

        5.4 Cooperation. Manager and Owner each shall furnish whatever information is reasonably requested by the other for the purpose of establishing insurance coverages.

        5.5 Subcontractor's Insurance. Pursuant to the program of insurance for the Project., Manager shall require that each Subcontractor maintain insurance at the Subcontractor's expense, with such coverages and in such minimum amounts as are called for by said program except that Manager may on behalf of itself and Owner, in its sole discretion, waive any of the above requirements. Manager shall obtain and keep on file a certificate of insurance which shows that the Subcontractor is so insured, if required.

                                   ARTICLE VI
                                   ----------

                                  BANK ACCOUNTS
                                  -------------

        6.1 Operating Account. Manager is authorized for and on behalf of Owner to establish an operating account for the Project at a banking institution of its choosing, provided it is located in the area in which the Project is located, to deposit all Project Income therein, and to pay all Project Expenses therefrom. Manager shall designate the authorized signatories on such account.

         6.2 Owner's Obligation to Provide Funds. If at any time cash in the operating account shall not be sufficient to pay expenses and the accrued Payments to Manager and Payments to WelCare/CRCA, manager shall not be obligated to pay such expenses from its own account. Manager shall notify Owner and WelCare/CRCA as soon as practicable upon first projection or awareness of a cash shortage or impending cash shortage, and WelCare/CRCA shall determine payment priority. After Manager has paid, to the extent of cash available in the operating account, all expenses based upon the ordered priorities set by WelCare/CRCA, Manager shall submit to Owner and WelCare/CRCA a statement of all remaining unpaid expenses and accrued Payments to Manager and Payments to WelCare/CRCA. Within five (5) business days after receiving such statement, Owner shall provide sufficient monies to pay any unpaid expenses and all accrued Payments to Manager and Payments to WelCare/CRCA. Such funds shall be provided to Manager within twenty-four (24) hours of Owner's receipt of such statement and by wire transfer of funds if more than $1,000 is due. If Owner has insufficient monies available to pay unpaid expenses and/or accrued Payments to Manager and Payments to WelCare/CRCA, no obligation shall arise on the part of any general partner of Owner to advance or otherwise provide such monies to Owner or Manager.

         6.3 Right to Collect Payments to Manager. To the extent funds are available in the operating account, Manager shall be entitled to and is hereby authorized to disburse to itself the accrued Payments to Manager and disburse to WelCare/CRCA the accrued Payments to WelCare/CRCA, but not more than once each calendar month. To the extent funds are not available in the operating account to pay same, Owner agrees to pay Manager, within five (5) business days after demand therefor, but not more than once each calendar month, such sums as are necessary to discharge its liability to Manager and WelCare/CRCA therefore. Any accrued Payments to Manager and Payments to WelCare/CRCA remaining unpaid after such five (5) day period shall bear interest at the Interest Rate from the date due until paid. If Manager collects payments due hereunder by an attorney at-law, Owner hereby agree(s) to pay all costs of collection, including a reasonable attorney's fee.

                                   ARTICLE VII
                                   -----------

                     MANAGEMENT FEE AND ADDITIONAL PAYMENTS
                     --------------------------------------

         7.1 Amount of Management Fees. During the term of this Agreement, Owner shall pay Manager in the manner provided below, management fees equal to five percent (5.0%) of the Project Income during the year concerned ("Management Fees").

         7.2 Monthly Payments of Management Fee. The Management Fee shall be due in advance on the first day of each month and be paid no later than the tenth day of each month and shall be calculated by multiplying the number of patient days in the preceding month, times the Project Income of the Project per patient day for the Fiscal Year to date as shown on the most recent previous monthly statement provided under Section 4.1(g) hereof, times five percent (5.0%).

         7.3 Amount of Oversight Fee. During the term of this Agreement, owner shall pay WelCare/CRCA, in the manner provided below, oversight fees equal to one percent (1%) of the Project Income during the year concerned ("Oversight Fees").

         7.4 Monthly Payments of Oversight Fee. The Oversight Fee shall be due in advance on the first day of each month and be paid no later than the tenth day of each month and shall be calculated by multiplying the number of patient days in the preceding month, times the Project Income of the Project per patient day for the Fiscal Year to date as shown on the most recent previous monthly statement provided under Section 4.1(g) hereof, times one percent (1.0%).

         7.5 Annual Adjustment. Within fifteen (15) days after the delivery of the annual financial statements of the Project, Owner shall pay to Manager and WelCare/CRCA or Manager and WelCare/CRCA shall pay to Owner such amount as is necessary to make the amount of Management Fees and Oversight Fees paid with respect to the year equal to the amount of Management Fees and Oversight Fees shown to be due by the annual audit.

                                  ARTICLE VIII
                                  ------------

                                      TERM
                                      ----
         8.1 Term. This Agreement shall commence as of the date hereof and shall thereafter continue for five (5) years and unless otherwise terminated pursuant to the terms herein.

         8.2 Termination by Owner. Owner may terminate this Agreement at any time, with or without cause, and without penalty, upon sixty (60) days' prior written notice to Manager. This Agreement shall be terminated upon the sale, foreclosure or other disposition of the Project (or any facility that is a part of the Project), without cause or penalty upon sixty (60) days' prior written notice by Owner to Manager and WelCare/CRCA. No termination by Owner permitted hereunder shall affect or prejudice Manager's or WelCare/CRCA's right to receive Payments to Manager or Payments to WelCare/CRCA, respectively, which accrue hereunder prior to the date of such termination or are otherwise payable hereunder.

        8.3 Termination Upon Default. The following shall constitute events of default:

         (a) The filing of a voluntary petition in bankruptcy or insolvency or a petition for reorganization under any bankruptcy law by either Owner or Manager;

         (b) The consent to an involuntary petition in bankruptcy or the failure by either Owner or Manager to vacate within ninety (90) days from the date of entry thereof any order approving an involuntary petition;

         (c) The entering of an order, judgment, or decree by any court of competent jurisdiction, on the application of a creditor, adjudicating either Owner or Manager a bankrupt or insolvent or approving a petition seeking reorganization or appointment of a receiver, trustee, or liquidator of all or a substantial part of such party's assets, which order, judgment, or decree shall continue unstayed and in effect for a period of one hundred twenty (120) consecutive days;

         (d) The failure or refusal of Owner to provide funds necessary to pay Project Expenses, as and when provided for in this Agreement, and the Payments to Manager and Payments to WelCare/CRCA, as and when provided for in this Agreement, provided however, that Manager shall have first delivered the notices relating to Owner's obligation to provide such funds for payment of Project Expenses or Payments to Manager and payments to WelCare/CRCA as required by this Agreement, and provided further that, as to Project Expenses, Owner's failure to pay such expenses is of such materiality as to make it reasonably impractical for Manager to fulfill its obligations hereunder (which impracticality shall be presumed if the Project Expenses for which Owner has failed to advance funds exceed, in the aggregate, $1,000.00), and the continuance of any such failure for a period of five (5) days after written notice from Manager of the amounts required and the purposes thereof;

         (e) The failure or refusal of Manager to deposit, for collection, in the Operating Account all Project Income within ten (10) business days of receipt thereof by Manager;

         (f) The failure of Owner, WelCare/CRCA, or Manager to perform, keep, or fulfill any of the covenants, undertakings, obligations, or conditions set forth in this Agreement and the continuance of any such failure for a period of thirty
(30) days after written notice of said failure, provided, however, that if such failure constitutes a default under subsections (b) or (e) above, neither Owner, WelCare/CRCA, or Manager shall be entitled to notice;

         (g) If the license for the operation of the Project is suspended and such suspension lasts more than one hundred twenty (120) days or is finally revoked or terminated.

         If any party hereto desires to terminate this Agreement as a result of any such event of default by any other party hereto, a non-defaulting party shall first give to the defaulting party notice (a "Final Notice") of its intention to terminate this Agreement. After the expiration of a period of fifteen (15) days from the date of such notice, and upon the expiration of such fifteen (15) day period, this Agreement shall terminate. If, however, upon receipt of such Final Notice, the defaulting party shall cure the default within said fifteen (15) day period (or, if the default is other than as referred to in subsections (d), (e), and (g) above, such longer period as is reasonably necessary to remedy such default, provided however, that the defaulting party shall commence curative efforts as soon as reasonably practicable and pursue such remedy with all due diligence until such default is cured), then this Agreement shall not terminate by reason of such Final Notice. Notwithstanding the provisions of this paragraph, in no event shall any party be obligated to deliver more than two (2) such Final Notices with regard to events of default listed herein to any other party hereto within any consecutive twelve (12) month period or one Final Notice with regard to an event of default substantially similar in nature to an event of default occurring within the previous twelve
(12) months, and upon the third (or second, as applicable) such default by the other party hereto within such twelve (12) month period, and after the notice provided above for such third (or second, as applicable) default shall have been given and the curative period applicable thereto shall have lapsed, then the non-defaulting party may terminate this Agreement without giving a Final Notice.

        Notwithstanding any other provisions of this Agreement, but without otherwise affecting Manager's rights or remedies hereunder, Owner agrees that, in the event Owner breaches this Agreement by wrongfully terminating or wrongfully purporting to terminate, in whole or in part, Manager's position as Manager hereunder, Manager shall be entitled to the remedy of specific performance in addition to an action for damages.

        8.4 Effect of Termination. Upon termination of this Agreement, Manager shall forthwith:

         (a) Surrender and deliver up to Owner any and all Project Income and security deposits on hand or in the operating account less the Payments to Manager due Manager through the termination date, as provided in this Agreement;

         (b) Deliver to Owner or WelCare/CRCA as received any monies due Owner or WelCare/CRCA under this Agreement but received by Manager after such termination;

         (c) Deliver to WelCare/CRCA all materials, supplies, keys, contracts and documents, plans, specifications, promotional materials, and such other accountings, papers, and records pertaining to this Agreement;

         (d) At Owner's request, assign to Owner (without recourse to or warranty by Manager) executed contracts relating to the operation and maintenance of the Project;

         (e) Deliver to WelCare/CRCA a final accounting of the Project prepared in accordance with the provisions of Section 4.1(g) up to and including the date of termination;

         (f) Cease the performance of all services required to be performed by Manager under this Agreement; and

         (g) Cooperate reasonably with Owner and WelCare/CRCA to accomplish an orderly transfer of the operation and management of the Project to the party designated by Owner.

        Upon termination of this Agreement for any reason, any right of Manager to receive Payments to Manager which accrue under the terms of this Agreement, prior to such termination, but are payable after the date of such termination, shall survive such termination and continue in force and effect, and Owner shall be obligated to make such Payments to Manager in the amounts and at the times provided for in this Agreement, subject to offset by the amount of any debt of Manager to Owner or claims of owner against Manager if such claims are evidenced by or provided under any final judgments held by Owner against Manager.

                                   ARTICLE IX
                                   ----------

                             CASUALTY: CONDEMNATION
                             ----------------------

        9.1 Total or Substantial Destruction. If the Project or any portion thereof shall be damaged or destroyed at any time or times during the term of this Agreement by fire, casualty, or any other cause which renders the Project totally or substantially inoperative for its intended purpose, and Owner or WelCare/CRCA does not notify Manager within three (3) months following the occurrence of such damage or destruction that Owner intends to rebuild or replace the same to substantially its former condition prior to such damage or destruction, this Agreement shall terminate as of the date of the damage or destruction, with each party's rights accruing through such date. If Owner or Welfare/CRCA notifies Manager within three (3) months following the occurrence of such damage or destruction that Owner intends to rebuild or replace the Project and does rebuild or replace the Project within a reasonable time, this Agreement shall continue in full force and effect except that the term hereof shall be extended for the period of time equal to. that period during which the Project is inoperative.

         For purposes of this Agreement, total destruction or damage "which renders the Project totally or substantially inoperative for its intended purpose" shall mean damage or destruction which, according to an engineer selected by owner or WelCare/CRCA and Manager (each party agreeing to cooperate reasonably in such selection), could not reasonably be expected to be repaired or restored within twelve (12) months after the occurrence of such damage or destruction, so that at such time the Project will be restored substantially to the condition in which it existed prior to such damage or destruction, with services and amenities substantially equivalent to those which existed prior to such damage or destruction.

         9.2 Partial Damage or Destruction. If the Project is damaged or partially destroyed in such a manner as to not totally or substantially render the Project inoperative for its intended purpose (as defined in Section 9.1 above), this Agreement shall remain in force and effect as to that portion of the Project not so damaged or destroyed, with an appropriate abatement in the services to be performed by Manager as to such damaged or destroyed portion, except that if Owner or WelCare/CRCA does not notify Manager within three (3) months following the occurrence of such damage or destruction that Owner intends to repair or replace the portion of the Project which was damaged or destroyed, Manager shall have the option, upon thirty (30) days' notice to Owner or WelCare/CRCA, to terminate this Agreement, such termination to be effective upon the expiration of said thirty (30) day period, and thereafter Manager will have no claim against Owner (except as provided in Section 8.4 above) arising from such failure to rebuild and such termination.

         9.3 Condemnation. If the whole or substantially all of the Project shall be condemned or taken in any manner for any public or quasi-public use under any statute or by right of eminent domain, then this Agreement shall terminate as of the date of vesting of title thereto in the condemning authority, with each party's rights accruing through such date. If a part of the Project is so taken or condemned, and if such taking shall substantially affect the Project or if such taking shall be of a substantial part of the Project, Manager shall have the right, by delivery of notice to Owner or WelCare/CRCA within sixty (60) days after such taking, to terminate this Agreement as of the date of the vesting of title thereto in the condemning authority, with each party's rights accruing through such date. If Manager shall not so elect, this Agreement shall be and remain unaffected by such taking, except that, effective as of the date of such taking, appropriate abatement shall be made in the services to be performed by Manager as to such taken area of the Project.

         For purposes of this Agreement, the condemnation or taking of the "whole or substantially all of the Project" shall mean the condemnation or taking (or conveyance in lieu thereof) of a material portion of the Project, such that the Project ceases to be a first-class nursing home, or ceases to have adequate available parking or access, or ceases to have services and amenities substantially similar to those which existed immediately prior to such condemnation or taking (or conveyance in lieu thereof).

                                    ARTICLE X
                                    ---------

                                  MISCELLANEOUS
                                  -------------

         10.1 Delegation:  Assignment.

         (a) Manager shall have the right to delegate its responsibilities under this Agreement to employees or agents of Manager or to engage Subcontractors for performance of all or any part of the services to be provided hereunder; provided, however, that Manager shall at all times supervise the performance of Manager's duties and obligations hereunder. Additionally, Manager shall have the right, without obtaining Owner's or WelCare/CRCA's consent, to assign this Agreement to a Manager Affiliate. Otherwise Manager shall not, without Owner's or WelCare/CRCA's prior approval (which may be given or denied in Owner's or WelCare/CRCA's sole discretion), assign any of its rights, other than its right to receive the Payments to Manager (which Manager may freely transfer or encumber) or its obligations under this Agreement, whether by operation: of law or otherwise. Except as expressly provided in this Agreement to the contrary, no assignment or delegation of responsibilities by Manager shall relieve Manager of any of its duties or responsibilities under this Agreement.

         (b) WelCare/CRCA shall have the right to delegate its responsibilities under this Agreement to employees or agents of WelCare/CRCA; provided however, that WelCare/CRCA shall at all times supervise the performance of WelCare/CRCA's duties and obligations hereunder. Additionally, WelCare/CRCA shall have the right, without obtaining Owner's consent, to assign this Agreement to a WelCare/CRCA Affiliate. Otherwise WelCare/CRCA shall not, without Owner's prior approval (which may be given or denied in Owner's sole discretion), assign any of its rights, other than its right to receive the Payments to WelCare/CRCA (which WelCare/CRCA may freely transfer to encumber) or its obligations under this Agreement, whether by operation of law or otherwise.* Except as expressly provided in this Agreement to the contrary, no assignment or delegation of responsibilities by WelCare/CRCA shall relieve WelCare/CRCA of any of its duties or responsibilities under this Agreement.

         (c) For the term hereof, this Agreement and the rights and obligations of Owner hereunder shall constitute a covenant running with the title to the Project for so long as Owner or any Owner Affiliate (as defined in Section 1.10) holds title to the Project, and this Agreement shall remain in full force and effect between Owner, and any such Owner Affiliate, WelCare/CRCA, and Manager, and its successors and permitted assigns , in accordance with all of its terms and provisions.

         Notwithstanding the provisions of this paragraph, upon a sale, conveyance, transfer, or other disposition of the Nursing Home by Owner to any person other than an Owner Affiliate, the rights and obligations of Owner hereunder shall not constitute a covenant running with the title to the Project and thus shall not be an obligation if any such unaffiliated purchaser terminates or refuses to honor this Agreement. If such termination or refusal is not as a result of a default hereunder by Manager, then such termination or refusal to honor this Agreement shall constitute and be deemed to be a default hereunder by Owner (following any notice and curative period herein provided) and a wrongful termination of this Agreement by Owner for purposes of this Agreement, but Manager's remedies under this Agreement shall be an action for damages against Owner and all other parties who may have expressly assumed Owner's rights, duties, and obligations hereunder, if any.

         (d) If any person or entity other than Owner succeeds or attempts to succeed to title of the Nursing Home, Manager shall have the option to terminate this Agreement upon ten (10) days' notice to the then Owner of the Nursing Home. If Manager does not so terminate within ninety (90) days following actual notice to Manager of the transfer of title to the Nursing Home from Owner, this Agreement shall remain in full force and effect.

         10.2 Notices.

         (a) All notices, directives, or demands required by this Agreement shall be in writing and shall be sent by registered or certified mail, return receipt' requested, postage prepaid, or by overnight courier service (e.g., Federal Express, Airborne, or Network Courier) and overnight courier shall be used when the circumstances merit expedient delivery, addressed, in the case of Owner or Welfare/CRCA, to 1000 Abernathy Road, Suite 260, Atlanta, Georgia 30328, and addressed, in the case of Manager, to 3570 Keith Street, Cleveland, Tennessee 37312, Attention: President, or to such other address or addresses as shall, from time to time, be designated by notice by any party to the other parties. Notices given in compliance with the foregoing provisions by registered or certified mail shall be effective on the date shown on the return receipt thereon as the date of delivery or attempted delivery, and notices sent by overnight courier shall be effective on the date shown on the courier's receipt therefor as the date of delivery.

         (b) Upon notification from owner or WelCare/CRCA or any, person or entity designated as Owner's agent hereunder for all purposes (which agent must be an Affiliate of Owner), Manager agrees to forward all information, reports, and notices provided for hereunder to be delivered to Owner or WelCare/CRCA to WelCare/CRCA or such designated agent, and WelCare/CRCA or such agent shall be Owner's agent for all purposes under this Agreement until Owner or WelCare/CRCA shall designate to Manager a replacement agent for Owner hereunder or shall deliver notice of termination of such agency.

         10.3 Entire Agreement. This Agreement shall constitute the entire agreement between the parties hereto and shall supersede all other prior agreements, written or oral, between the parties hereto and relating to the Project. No modification hereof shall be effective unless made by supplemental agreement in writing executed by the parties hereto.

         10.4 Nature of Contract. Neither the relationships between Owner, WelCare/CRCA, and Manager nor anything contained in this Agreement shall be deemed to constitute a partnership, joint venture, or any other similar relationship, and Manager and WelCare/CRCA shall at all times be deemed independent contractors for purposes of this Agreement.

         10.5 Governing Law. This Agreement is made pursuant to, and shall be governed by and construed in accordance with, the laws applicable to contracts made and to be performed in the state of Tennessee.

         10.6 No Waiver: Cumulative Remedies. The failure of Owner, WelCare/CRCA, or Manager to seek redress for violation or to insist upon the strict performance of any covenant, agreement, provision, or condition of this Agreement shall not constitute a waiver of the terms of such covenant, agreement, provision, or condition, and Owner and Manager shall have all remedies provided herein and by applicable law with respect to any subsequent act which would have originally constituted a violation.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

OWNER:
                                     CONSOLIDATED RESOURCES HEALTH CARE
                                          FUND II
                                     By its General Partners,

                                     WELCARE CONSOLIDATED RESOURCES
                                           CORPORATION OF AMERICA

                                     By: /s/ J. Stephen Eaton
                                        ---------------------------------------
                                        J. Stephen Eaton, President

                                     CONSOLIDATED ASSOCIATES II
                                     By its Managing General Partner,

                                     WELCARE CONSOLIDATED RESOURCES
                                          CORPORATION OF AMERICA

                                     By: /s/ J. Stephen Eaton
                                        ---------------------------------------
                                        J. Stephen Eaton, President
MANAGER:
                                     LIFE CARE CENTERS OF AMERICA, INC.

                                     By: /s/ Forrest L. Preston
                                        ---------------------------------------
                                        Forrest L. Preston, President

WELCARE/CRCA:                        WELCARE CONSOLIDATED RESOURCES
                                          CORPORATION OF AMERICA

                                     By: /s/ J. Stephen Eaton
                                        ---------------------------------------
                                        J. Stephen Eaton, President

STATE OF GEORGIA  )
COUNTY OF FULTON  )

         BEFORE me, Lisa A. Guthmann, a Notary Public in and for in the state and county aforesaid, personally appeared J. STEPHEN EATON, with whom I am personally acquainted, and who upon oath acknowledged himself to be President of WelCare Consolidated Resources Corporation of America, the corporate general partner of Consolidated Resources Health Care Fund II and the managing general partner of Consolidated Associates II, and that he, being authorized so to do, executed the foregoing instrument for the purposes therein contained by executing the same as Agent of the Owner.

        WITNESS my hand and seal at ___________________________, this 28 day of February, 1991.

                                             /s/ Lisa A. Guthmann
                                            -----------------------------------
                                            Notary Public
My Commission Expires:
Notary Public, Gwinnett County, Georgia
My Commission Expires Sept. 26, 1992


STATE OF TENNESSEE         )
COUNTY OF BRADLEY          )

        BEFORE me, Cindy Singletary,a Notary Public in and for the state and county aforesaid, personally appeared FORREST L. PRESTON, with whom I am personally acquainted, and who upon oath acknowledged himself to be President of LIFE CARE CENTERS OF AMERICA, INC., the within named bargainer, a corporation, and that he as such President, being authorized so to do, executed the foregoing instrument for the purposes therein contained by signing the name of the corporation by said FORREST L. PRESTON, as such President.

        WITNESS my hand and seal at Cleveland, TN, this 6th day of March, 1991.


                                             /s/ Cindy Singletary
                                            -----------------------------------
                                            Notary Public

My Commission Expires:

2-22-03

                                   EXHIBIT "A"

                           MAYFAIR NURSING CARE CENTER

                                                                  Exhibit (d)(2)
 [Mayfair Retirement Center]

                              MANAGEMENT AGREEMENT

         This MANAGEMENT AGREEMENT ("Agreement") is made and entered into effective as of the 1st day of March, 1991, by and between CONSOLIDATED RESOURCES HEALTH CARE FUND II, a Georgia limited partnership, having an office at 1000 Abernathy Road, Suite 260, Atlanta, Georgia 30328, ("Owner"), WELCARE CONSOLIDATED RESOURCES CORPORATION OF AMERICA, a Nevada corporation formerly known as Southmark Consolidated Resources Corporation of America, having an office at 1000 Abernathy Road, Suite 260, Atlanta, Georgia 30328 ("WelCare/CRCA"), and LIFE CARE CENTERS OF AMERICA, INC., a Tennessee Corporation, American Lifestyles division, having offices at 3570 Keith Street, Cleveland, Tennessee 37312,("Manager").

                              W I T N E S S E T H:

         WHEREAS, the Owner owns the facility or facilities set-forth on Exhibit "A" attached hereto (collectively, the "Retirement Center");

         WHEREAS, Owner desires to engage Manager as Owner's agent to manage and operate the Project, subject to the terms and provisions of this Agreement, and Manager agrees to perform the services provided for herein; and

         WHEREAS, Owner desires to engage WelCare/CRCA as Owner's agent to oversee the management and operation of the Project by Manager, subject to the terms and provision of this Agreement, and WelCare/CRCA agrees to perform the oversight services provided for herein.

         NOW, THEREFORE, for and in consideration of the mutual covenants herein contained and for other good and valuable considerations, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                    ARTICLE I
                                    ---------

                                   DEFINITIONS
                                   -----------

         When used in this Agreement, the following words or terms shall have the following definitions:

         1.1 "Expiration Date" means the date this Agreement terminates pursuant to its terms.

         1.2 "Fiscal Year" means a year, commencing January 1, and ending December 31, except that the first Fiscal Year shall be that period commencing on the Commencement Date and ending on the next succeeding December 31 and the last Fiscal Year shall be that period commencing on January 1 and ending on the Expiration Date.

        1.3 "Manager Affiliate" means any entity in which Manager or Forrest L. Preston, his heirs or personal representatives, own and control not less than fifty percent (50%) of the voting securities or equity interest.

        1.4 "Improvements" means the Retirement Center and all other structural improvements situated on the Land.

        1.5 "Interest Rate" means the rate of interest equal to the lesser of
(i) the maximum rate of interest not prohibited by applicable law; or (ii) from time to time that per annum rate of interest equal to two percent (2%) per annum more than the rate of interest announced as the prime rate from time to time for the same period by Citibank, N.A. (or any successor thereto by purchase, merger, or other reorganization).

        1.6 "Land" means the tract of land upon which the Retirement Center is located.

        1.7 "Retirement Center" has the meaning set forth on page 1 hereof.

        1.8 "Budget" means a forecast of Project Income and Project Expenses, including a budget for capital expenditures to be made relative to the Project pursuant to this Agreement for the Fiscal Year to which such Budget relates.

        1.9 "Operating Plan" means an operating plan setting forth in reasonable detail the services presumed necessary or desirable during a given Fiscal Year for the operation and maintenance of the Project as a Retirement Center including the Basic Services (as defined in Section 4.1 below), schedules setting forth job descriptions and standards, Salaries and Benefits which constitute Project Operating Expenses, a marketing plan for the Project, and an insurance program for the Project.

        1.10 "Owner Affiliate" means (i) any person, firm, corporation, or other entity which controls, is controlled by, or is under common control with Owner, directly or indirectly; or (ii) any partnership, venture, trust, or similar entity in which Owner is a general partner, a managing general partner, a managing venturer, trustee, or otherwise holds a management position; or (iii) any successor of Owner by change of name, merger, acquisition, consolidation, dissolution and distribution of assets, bulk transfer of assets, or similar reorganizational action.

        1.11 "Residents" means the residents of the Retirement Center.

        1.12 "Payments to Manager" means the Management Fee provided in Section
7.1 below.

        1.13 "Payments to WelCare/CRCA" means the Oversight Fee provided in
Section 7.3 below.

        1.14 "Project" means the Land and the Improvements.

        1.15 "Project Expenses" means all expenses, costs, and charges of every kind and nature incurred pursuant to an Approved Budget or any other provision of this Agreement expressly permitting the incurrence of such expense, cost, or charge as a Project Expense, or pursuant to any specific written instructions or directives given by Owner or WelCare/CRCA to Manager pursuant to the provisions of this Agreement, in connection with the operation and maintenance of the Project, for or with respect to a Fiscal Year (including, without limitation, Project Operating Expenses and those expenses, costs, and charges incurred in the performance of Extraordinary Services and any Emergency Services).

        1.16 "Project Income" means, with respect to a specific period of time, the revenues actually received from all sources in connection with the operation of the Project during such period of time. Project Income shall not include or mean (i) interest or investment income of Owner, (ii) capital contributions of Owner, (iii) insurance proceeds (however, business interruption insurance proceeds shall be included in "Project Income"), (iv) tax refunds, (v) condemnation proceeds or awards, or (vi) amounts collected from the Residents as security deposits, if any, except to the extent those security deposits are actually applied against the payments owed to the Retirement Center.

        1.17 "Project Operating Expenses" means all expenses, costs, and charges (including capital outlays) incurred in connection with the operation and maintenance of the Project, for or with respect to a given Fiscal Year, including, without limitation, the cost of operating the Management Office (as hereinafter defined) of the on-site manager and all overhead directly related to the operation of the Management Office.

        1.18 "Salaries and Benefits" means salary, wages, bonuses, and other direct compensation, group life, accident, disability, medical and health insurance, pension plans, social security payments, payroll and other employee taxes, worker's compensation payments, employer's contribution to F.I.C.A., unemployment compensation, and similar so-called fringe benefits.

        When used in this Agreement, the words and terms for which definitions are specified in the introductory paragraph of this Agreement and in the further Articles of this Agreement shall have the definitions respectively therein ascribed to them.

                                   ARTICLE II
                                   ----------

                             RELATIONSHIP OF PARTIES
                             -----------------------

         2.1 Grant of Authority. Owner hereby grants Manager, as agent of Owner, the general authority to manage, direct, and supervise the Project on behalf of Owner and to provide the services set forth in this Agreement. Manager hereby accepts such appointment and, subject to the terms of this Agreement, shall have the right and authority to perform the services and take the actions described in this Agreement. Owner hereby grants WelCare/CRCA as an agent of Owner, the general authority to oversee the management, direction and supervision of the Project by Manager and to provide the services set forth in this Agreement. WelCare/CRCA hereby accepts such appointment and, subject to the terms of this Agreement, shall have the right and authority to perform the oversight services and take the actions described in this Agreement.

         2.2 Relationship. All actions by either Manager or WelCare/CRCA in performing its duties and providing services pursuant to this Agreement shall be as Owner's agent and on behalf of Owner. Owner agrees to indemnify, defend, and hold Manager or WelCare/CRCA harmless from and against any loss, cost, expense, liability, or claim of any kind or nature whatsoever arising from or in connection with either Manager's or WelCare/CRCA's performance of its duties under this Agreement, except in instances in which such loss, cost, expense, liability, or claims arise from or in connection with Manager's or WelCare/CRCA's own gross negligence or willful misconduct, or from or in connection with a material breach by Manager or WelCare/CRCA of its obligations under this Agreement.

         2.3 Other Activities. Each of Manager and WelCare/CRCA may engage in or possess an interest in other business ventures of every nature and description and in any vicinity whatsoever, including, without limitation, the ownership, operation, management, and development of retirement centers or other real property, and Owner shall have no rights in or to such independent ventures or to any profits therefrom. Any such activities may be undertaken with or without notice to or participation therein by Owner, and Owner hereby waives any rights or claims that it may have against Manager or WelCare/CRCA with respect to the income or profit therefrom or the effect of such activity on the Project. Nothing contained herein shall obligate any agent, officer, director, shareholder, or partner of Manager or WelCare/CRCA to devote all or any particular portion of such party's time or efforts to the Project.

         2.4 Management Office. Owner shall provide, at Owner's expense, office space for the management staff (the "Management Office") within the Retirement Center in a location designated for office space and not in an area located in the basement or designated for mechanical rooms or storage. This space shall be of a size, shall be configured, and shall be improved to a standard and quality reasonably acceptable to Manager. In addition, there shall be within such Retirement Center a reasonable amount of additional space providing sufficient room for storage of plans, additional files, and records. Owner may relocate the Management Office and such additional space from time to time, subject to the requirements of this Section 2.4.

         2.5 Manager's Liability. Owner and WelCare/CRCA acknowledges that Manager will enter subcontracts ("Subcontracts") with others ("Subcontractors") providing for the performance of certain services to be provided under this Agreement, and that Manager's remedies, in the event a Subcontractor fails to perform such services, is negligent, engages in misconduct or defaults under the Subcontract (in any such case "Subcontractor Default"), will be governed by the Subcontract and by applicable law. Owner and WelCare/CRCA agree, for the purposes of this Agreement, that if Manager, as soon as reasonably practicable after the occurrence of a Subcontractor Default, commences and thereafter pursues with all due diligence Manager's remedies against such Subcontractor and, pending efforts by Manager to enforce Manager's remedies against such Subcontractor, either performs itself the services covered by the Subcontract or engages another Subcontractor for such purpose, then Manager shall not be in default under the terms of this Agreement by reason of such Subcontractor Default.

         Notwithstanding any other provision of this Agreement, and unless such act or omission constitutes negligence, misconduct, or a default by Manager, its officers, employees, or agents (and for the purposes of this Section 2.5 the term "employees or agents" of Manager shall not include Subcontractors), under the terms of this Agreement, neither Manager nor its officers, directors, shareholders, constituent partners, employees, or agents shall ever be liable for any act or omission,. negligent, tortious or otherwise, of a Subcontractor or any agent or employee of a Subcontractor, or its subsidiaries or affiliates, for any amount of damage, or any other monetary obligation whatsoever, which is in excess of the amount of cash proceeds actually recovered under the policies of liability insurance required to be maintained pursuant to the terms of
Section 5.2 of this Agreement, and under no circumstances whatsoever shall Manager, under any theory of action or recovery, ever be liable for or obliged to pay or to satisfy any judgment for, any damages or other monetary obligation whatsoever, that is in excess of the amount of such cash proceeds. Notwithstanding any of the provisions of this Agreement, in no event shall Owner or WelCare/CRCA make any claim against Manager, or its affiliates or subsidiaries, on account of any alleged errors in judgment made in good faith in connection with the operation of the Retirement Center by Manager or the performance of any advisory or technical services provided by or arranged by Manager.

         In the event of an act of negligence, misconduct, or a default by Manager, its officers, employees, or agents under the terms of this Agreement, then Owner or WelCare/CRCA shall have all recourses and remedies as may be available under the terms of this Agreement and at law or in equity.

         2.6 Exculpation of Owner and WelCare/CRCA for Subcontractor Defaults. Notwithstanding any other provision of this Agreement, and unless such act or omission constitutes negligence, willful misconduct, or a default by either of Owner or WelCare/CRCA, its officers, employees, or agents (and for the purposes of this Section 2.6, the terms "employees or agents" of Owner or WelCare/CRCA shall not include Subcontractors) under the terms of this Agreement, neither Owner or WelCare/CRCA nor its officers, directors, shareholders, constituent partners, employees, or agents shall ever be liable for any act or omission, negligent, tortious or otherwise, of a Subcontractor or any agent or employee of a Subcontractor or its subsidiaries or affiliates for any amount of damages or any other monetary obligation whatsoever which is in excess of the amount of cash proceeds actually recovered under the policies of liability insurance provided to be maintained by Owner pursuant to the terms of Section 5.1 of this Agreement, and under no circumstances whatsoever shall Owner or WelCare/CRCA, under any theory of action or recovery, ever be liable for or obligated to pay, or to satisfy any judgment for, any damages or other monetary obligation whatsoever, that is in excess of the amount of such cash proceeds.

                                   ARTICLE III
                                   -----------

                                     BUDGET
                                     ------

         3.1 Approval of Budget. As soon as reasonable and practicable for Manager prior to the end of each Fiscal Year, Manager shall prepare and deliver to WelCare/CRCA, in a form reasonably satisfactory to Owner, a proposed Budget for the next Fiscal Year. When approved pursuant to this Article III, such Budget shall be an "Approved Budget."

        WelCare/CRCA shall give its approval or its disapproval of the proposed Budget not later than thirty (30) days after receipt with respect to each Fiscal Year.

        If WelCare/CRCA does not approve or disapprove the proposed Budget within such thirty (30) day period, then WelCare/CRCA shall be deemed to have approved the Budget. If WelCare/CRCA objects to all or any portion of the proposed Budget, WelCare/CRCA shall furnish Manager with the reasons for its objections, and WelCare/CRCA and Manager shall attempt to agree with respect to the items to which WelCare/CRCA objects, and if such agreement is not reached before the beginning of the applicable Fiscal Year, and without reference to whether more than one Fiscal Year shall lapse, then the Project shall be operated under a Budget (which for purposes of this Agreement shall be considered to be an Approved Budget) which is the same as the last Approved Budget, and Manager shall be authorized to incur expenses necessary for the management and operation of the Project, including but not limited to:

         (a) all costs of utilities, cleaning services, costs of routine building and mechanical maintenance and repair (including elevator maintenance), ad valorem taxes and insurance coverages, costs of security services, and costs under service contracts, landscaping costs, and personnel costs;

         (b) all other expenses in the last Approved Budget, plus five percent (5%) above an amount equal to the sum of (i) the annualized level (the "Base Level") of all such other expenses during the last three (3) months of the preceding Fiscal Year for which there was an Approved Budget, plus (ii) five percent (5%) of such Base Level for the second Fiscal Year during which the Project is operated under such Budget not approved by WelCare/CRCA and an annually compounded five percent (5%) of such Base Level for each subsequent Fiscal Year during which the Project is operated under such Budget not approved by WelCare/CRCA.

        3.2 Approved Budget. An Approved Budget shall constitute an authorization for Manager to spend money to operate and manage the Project pursuant to such Approved Budget, and Manager may do so without further approval. WelCare/CRCA acknowledges that, notwithstanding Manager's experience in the management of similar developments, the projections contained in the Budget submitted at the commencement of each Fiscal Year are subject to and may be affected by changes in financial, economic, and other conditions and circumstances beyond Manager's control, and the Budget shall be adjusted to take into account such changes. Any variances in the results of actual operations from those contemplated in the Budget shall be set forth in a quarterly report from Manager to WelCare/CRCA, such report to set forth the amount of the variance and the reasons for such variance.

        3.3 Expenditures for Capital Items. The Approved Budget shall constitute an authorization for Manager to make the capital expenditures contemplated thereby. If during any Fiscal Year Manager believes the purchase or installation of new or replacement equipment or other capital items not contemplated by the Approved Budget is or before the end of such Fiscal Year will be necessary or desirable, Manager shall advise WelCare/CRCA thereof, but shall cause such items to be purchased and installed only after obtaining the prior authorization of WelCare/CRCA.

        3.4 Rates. Manager and WelCare/CRCA recognize the importance of maintaining room and other rates which enable the Project to pay its obligations but minimize the cost of residency. From time to time, Manager will recommend to WelCare/CRCA, for approval, rate structures which take into account the financial obligations of the Project and the level of rates at other comparable retirement centers nearby and the importance of providing quality residence services at minimal cost.

                                   ARTICLE IV
                                   ----------

                                    SERVICES
                                    --------

        4.1 Basic Services. As basic services (the "Basic Services"), Manager shall:

         (a) Resident Relations. Operate in compliance with the terms and conditions of this Agreement and administer a resident relations program which maintains a high visibility of management presence.

         (b) Personnel. Provide a retirement center administrator licensed in the state in which the Project is located for the day-to-day administration of the Project. The administrator shall be an employee of and compensated by Manager. However, Manager shall be reimbursed monthly by Owner for all Salaries and Benefits of such administrator such amounts, except for expenses which shall be charged in arrears, being due and payable in advance on the first day of each month. Notwithstanding the foregoing, however, if the Project is not operated within the Budget for any continuous six month period, Owner shall have the right to require Manager to remove the administrator and provide a new administrator within sixty (60) days of receiving notice from the Owner. All other employees of the Retirement Center shall be employees of Owner and not employees of Manager. All matters pertaining to the employment, supervision, compensation, promotion, and discharge of such employees are the right and responsibility of Manager, and neither Owner or WelCare/CRCA shall have any right to supervise or direct such employees. The Salaries and Benefits of such employees and the number of such employees to be employed on-site at the Project shall be part of the Budget (and thus subject to approval by Owner), but each Approved Budget shall include and provide for sufficient funds to enable Manager to pay competitive Salaries and Benefits so as to attract and retain a sufficient number of capable employees to enable Manager to operate and maintain the Project to the standard herein provided.

         (c) Service Contracts. Enter into or renew, in the name of Owner, contracts (collectively, and including Subcontracts as defined in Section 2.5 hereof, referred to as "Service Contracts") for electricity, gas, water, telephone, cleaning, fuel oil, elevator maintenance, vermin extermination, trash removal, linen service, and other services in the ordinary course of the operation of the Project; purchase all supplies and equipment necessary to maintain and so operate the Project; and credit to Owner any discounts, rebates, or commissions obtained for purchases or otherwise. Neither Owner or WelCare/CRCA need approve any new Service Contract with a term of less than one
(1) year, or any new Service Contract that provides for termination by Owner (without the payment of premium or penalty) upon sixty (60) days' written notice or less.

         (d) Maintenance and Repair. Maintain or cause to be maintained the Improvements and grounds of the Project including, without limitation, interior and exterior cleaning, painting and decorating, plumbing, carpentry, and other normal maintenance and repair work.

         (e) Collection. Use diligent efforts to request, demand, collect, receive, and receipt for all charges due from Residents and otherwise due Owner with respect to the Project.

         (f) Project Expenses: Mortgage Loans. Pay all Project Expenses (other than any payments required on mortgage loans, except as provided below) on or before that date (the "Due Date") after which interest or penalty will begin to accrue thereon, provided, however, that Manager shall contest, if and to the extent appropriate, the payment of any Project Expense (or portion thereof) which Manager has reasonable grounds to believe (on the basis of the facts and information actually known to Manager) should be contested. Reasonable contest expenses shall be included as Project Expenses. Manager shall give WelCare/CRCA reasonable notice, including advance notice if possible, of any such contest. Additionally, at the request of WelCare/CRCA, Manager shall contest the amount or validity of any claimed Project Expense. In any instance in which Manager has contested any Project Expense in accordance with the provisions of this Agreement, or has been requested by WelCare/CRCA to contest any Project Expense, then any interest or penalty which accrues and may thereafter become payable with respect to such Project Expense shall itself be a Project Expense.

         If WelCare/CRCA shall so request, Manager shall pay the aggregate amounts required to be paid pursuant to any mortgages of the Project, including amounts due under any mortgages for interest, amortization of principal, and for allocation to reserves or escrow funds. All notices from any mortgagee claiming any default in any mortgage on the Project, and any other notice from any mortgagee other than routine notice of payment due, shall be forthwith delivered by Manager to WelCare/CRCA.

         (g) Reports. As soon as reasonable and practicable each month, render to WelCare/CRCA a statement of income and expenses showing the results of operation of the Retirement Center for the preceding month and of the Fiscal Year to date. As soon as reasonable and practicable after the end of each Fiscal Year, Manager shall deliver to WelCare/CRCA profit and loss statements showing Project Income, Project Expenses, Payments to Manager, Payments to WelCare/CRCA, the results of operations for that Fiscal Year, and (provided Manager has sufficient information) a balance sheet of the Project as of the end of that Fiscal Year, prepared on an accrual basis in accordance with generally accepted accounting principles consistently applied. All such monthly reports shall be in the format normally utilized by Manager. Manager shall, upon reasonable notice from WelCare/CRCA, prepare and submit to WelCare/CRCA such other reports, certificates, or representations as WelCare/CRCA may reasonably request concerning such matters relating to the Project as are within the scope of Manager's services provided for in this Agreement. If any such additional reports or alternate report formats requested by WelCare/CRCA shall require Manager to engage consultants or other professionals to assist Manager in designing or preparing such report, or shall require Manager's employees (other than on-site employees engaged in performing Manager's services under this Agreement) to expend substantial amounts of additional time designing or preparing such report, then Owner shall promptly reimburse Manager for the reasonable actual cost to Manager of engaging such consultants or other professionals or of such time expended by Manager's employees.

         (h) Records. Maintain, at the address for Manager provided for in
Section 10.2 of this Agreement, or such other place or places as WelCare/CRCA may approve in advance, a system of office records, books, and accounts, including, without limitation, copies of all reports filed pursuant to subsection (g) above, and any additional information or records reasonably required by Owner for the preparation of federal, state, and local tax returns, all in a manner reasonably satisfactory to Owner. Owner, WelCare/CRCA, and others designated by Owner, including Owner's auditors and accountants, shall have, upon reasonable notice to Manager, during normal business hours, access to and the right to audit and make copies of such records, accounts, and books, and all vouchers, files and all other material pertaining to the Project and this Agreement, all of which Manager shall keep safe and available to Manager, Owner and WelCare/CRCA, and all of which shall be owned by Owner.

         (i) Legal Proceedings. Institute and prosecute in the name and at the expense of Owner such actions and proceedings necessary to effect the purposes, perform the services, and take the actions contemplated by this Agreement, including without limitation, to evict Residents in default; to recover possession of rooms occupied by such Residents; to sue for and recover charges and other damages due from Residents and other persons obligated to Owner or manager in connection with the Project; to settle, compromise, and release any such actions or suits or reinstate such Residents; and to sign and serve in the name of Owner notices and other communications relating to any of the foregoing matters. Manager shall not incur legal fees and expenses exceeding Five Thousand Dollars ($5,000.00) in prosecuting or defending any action, proceeding, or suit on behalf of Owner in connection with the Project without first securing written permission from Owner. Manager shall keep Owner and WelCare/CRCA advised of all actions filed against Owner or all actions filed by Owner that are beyond the scope of ordinary business operations. Owner shall be responsible for reasonable expenses incurred in defending Manager for actions brought against Manager based upon Manager's performance of its duties in connection with operation of the Project.

         (j) Process Insurance Claims. If requested by WelCare/CRCA, process all claims under any insurance coverages pertaining to the Project in an expeditious manner, so as to minimize delay in receipt by the Project of the proceeds of such insurance.

         (k) Maintenance of Licenses. Assist in obtaining and maintaining all licenses and certifications required for operation of the Project, such as contracts with fiscal intermediaries and agencies and eligibility for participation in medical reimbursement programs. All licenses and permits shall be obtained in the name and at the expense of the Owner unless otherwise stipulated pursuant to applicable regulations or unless otherwise agreed between Owner and Manager.

        (1) Rent Schedule. Develop rent schedules satisfactory to WelCare/CRCA.

        4.2 Extraordinary Services. Whenever Manager determines that a service or services not included in the Basic Services required to be rendered pursuant to the Agreement (and not constituting an emergency) is necessary or desirable for the efficient, economic, and profitable operation of the Retirement Center (collectively, the "Extraordinary Services"), Manager shall advise WelCare/CRCA of the need and cost therefore and make recommendations related thereto. Manager shall then perform the Extraordinary Services in accordance with the directions of WelCare/CRCA as to the performance thereof and the amount to be expended therefore. The Extraordinary Services shall be as follows:

         (a) Major Repairs. Performance and supervision of all major repairs, replacements, and alterations to the Retirement Center not covered by the Budget.

         (b) Compliance with Legal Requirements. Ensuring compliance with any and all orders or requirements affecting the Project by any federal, state, county, municipal, or other governmental authority or agency having jurisdiction thereover, and order of the Board of Fire Underwriters or any similar bodies. Manager, however, shall not take any such action as long as Owner or WelCare/CRCA is contesting or has notified Manager of its intention to contest (or has otherwise directed Manager to take no action), and promptly institutes proceedings contesting any such order or requirement, except that if failure to comply promptly with any such order or requirement would or might expose Manager to civil or criminal liability, Manager shall cause the same to be complied with.

         (c) Tax Abatement and Eminent Domain. Rendering of advice and assistance to Owner and WelCare/CRCA in the negotiation or prosecution of all claims for the abatement of property and other taxes affecting the Retirement Center and for awards for taking by eminent domain affecting the Retirement Center.

         (d) General. Performance of any other services, acts, items, or matters relating to or affecting the Retirement Center which are or may be desirable or necessary for the efficient, economic, and profitable operation thereof and which are not included within the services required by this Agreement.

         4.3 Emergency Services. "Emergency Services" are defined as any and all emergency repairs or services immediately necessary for the preservation and safety of the Retirement Center or to avoid the suspension of any substantial and important service to the Retirement Center or danger to life or property. Emergency Services may be performed by Manager. in its discretion, without Owner's or WelCare/CRCA's prior approval of the performance or amount to be expended therefore; provided, however, Manager shall, if at all possible, attempt to consult WelCare/CRCA by telephone before performing any Emergency Services. Thereafter, as soon as practicable, Manager shall notify Owner and WelCare/CRCA in writing of the details and expenses thereof.

        4.4 Expense of Owner. All services performed by Manager under this Agreement shall be at the expense of Owner. Notwithstanding any other provision of this Agreement, Manager shall not be obligated to make any advance to or for the account of Owner or to pay any sums, except out of funds held in any account maintained under Article VI, nor shall Manager be obligated to incur any liability or obligation for the account of Owner without assurance that the necessary funds for the discharge thereof are or shall be available, nor shall Manager be responsible for the failure of the Retirement Center to be managed, operated, or maintained to the standard required by this Agreement as a result of Owner's failure to provide funds for the Retirement Center.

                                    ARTICLE V
                                    ---------

                                    INSURANCE
                                    ---------

         5.1 Owner's Insurance. If requested by Owner, Manager will obtain in Owner's and WelCare/CRCA's names and at Owner's expense and keep in force (or Owner will obtain and keep in force) during the term of this Agreement:

         (a) comprehensive general liability insurance, with broad form comprehensive endorsement, protecting and indemnifying Owner WelCare/CRCA against claims for injury to or death of persons or damage to or destruction of property occurring upon, in, or about the Project and the adjoining streets (other than streets dedicated to and accepted for maintenance by the public); such insurance to afford immediate protection to the limit of not less than $1,000,000 for injury to or death of persons and $300,000 for damage to or destruction of property, with overlying umbrella liability insurance coverage of not less than $3,000,000 as to both injury to or death of persons and damage to or destruction of property; such insurance to be issued on an "occurrence basis" and to be endorsed specifically to include within its scope of coverage all liabilities and indemnities for which owner or WelCare/CRCA is obligated and liable under the terms of this Agreement; and with respect to such umbrella liability insurance, coverage shall not provide for a self-insured retention in excess of $25,000;

         (b) worker's compensation insurance with statutory and employee's liability insurance; and

         (c) such other coverages, in such amounts as shall be set forth in the insurance plan portion of the Operating Plan. Such insurance shall be written by companies selected by Owner or WelCare/CRCA which are nationally recognized and legally qualified to issue such insurance in the state or states in which the Project is located and shall name Owner and WelCare/CRCA as insureds and Manager as an additional named insured.

         5.2 Manager's Insurance. Manager shall obtain, at Manager's expense, and keep in force during the term of this Agreement:

         (a) property damage insurance covering, and in an amount substantially equal to, the value of Manager's furniture, trade fixtures, and other property maintained in the Management Office;

         (b) comprehensive general liability insurance, with broad form comprehensive endorsement, protecting and indemnifying Manager against claims for injury to or death of persons or damage to or destruction of property occurring upon, in, or about the Project and the adjoining streets (other than streets dedicated to and accepted for maintenance by the public); such insurance to afford immediate protection to the limit of not less than $1,000,000 for injury to or death of persons and $300,000 for damage to or destruction of property, with overlying umbrella liability insurance coverage of not less than $3,000,000 as to both injury to or death of persons and damage to or destruction of property; such insurance to be issued on an "occurrence basis" and with respect to the umbrella liability insurance, coverage shall not provide for a self-insured retention in excess of $25,000;

         (c) employee's fidelity insurance in the amount of $50,000 to protect Owner against misapplication of rents and other funds derived from operation of the Project by Manager and its employees;

         (d) auto liability insurance covering motor vehicles owned or hired by Manager, protecting and indemnifying Manager against claims for the injury to or death of persons or damage to or destruction of property; such insurance to afford immediate protection to the limit of not less than $250,000 for injury or death of each person; $500,000 for injury to or death of persons for each occurrence; and $100,000 for damage to or destruction of property; and

         (e) worker's compensation insurance with statutory and employee's liability. coverage.

         On the condition that the comprehensive general liability insurance maintained by Manager under this Section 5.2 shall (i) be issued by a nationally recognized insurer, and (ii) have the limits set forth in Section 5.2 above, Manager shall be deemed to have satisfied its obligation to maintain such general comprehensive liability insurance for all purposes of this Agreement.

         Such insurance shall be written by companies selected by Manager, which are nationally recognized and legally qualified to issue such insurance in the state or states in which the Project is located, and shall name Manager as the insured and Owner and WelCare/CRCA as additional named insureds.

         5.3 Policies. Manager shall attempt to insure that each policy referred to in Sections 5.1 and 5.2 above shall:

         (a) provide that it will not be cancelled, amended, or reduced except after not less than ten (10) days' written notice to Owner and Manager;

         (b) provide that such insurance shall not be invalidated by any act or negligence of Owner, WelCare/CRCA or Manager or any person or entity having an interest in the Project, nor by any foreclosure or other proceedings or notices thereof relating to the Project, nor by any change in title to or ownership of the Project; and

         (c) include a waiver of all rights of subrogation against Manager, Owner, and WelCare/CRCA their officers, directors and shareholders, constituent partners, employees, and agents.

         Owner, with respect to the coverages required under Section 5.1, shall deliver to Manager, and Manager, with respect to the coverages required under
Section 5.2, shall deliver to Owner, certificates of insurance evidencing the existence of all insurance required to be maintained by Owner and Manager, respectively, under Sections 5.1 and 5.2, such delivery to be made:

         (a) within ten (10) days after the execution and delivery of this Agreement; and

         (b) at least ten (10) days prior to the expiration date of any such insurance policy.

         5.4 Cooperation. Manager and Owner each shall furnish whatever information is reasonably requested by the other for the purpose of establishing insurance coverages.

         5.5 Subcontractor's Insurance. Pursuant to the program of insurance for the Project, Manager shall require that each Subcontractor maintain insurance at the Subcontractor's expense, with such coverages and in such minimum amounts as are called for by said program except that Manager may on behalf of itself and Owner, in its sole discretion, waive any of the above requirements. Manager shall obtain and keep on file a certificate of insurance which shows that the Subcontractor is so insured, if required.

                                   ARTICLE VI
                                   ----------

                                  BANK ACCOUNTS
                                  -------------

         6.1 Operating Account. Manager is authorized for and on behalf of owner to establish an operating account for the Project at a banking institution of its choosing, provided it is located in the area in which the Project is located, to deposit all Project Income therein, and to pay all Project Expenses therefrom. Manager shall designate the authorized signatories on such account.

         6.2 Owner's Obligation to Provide Funds. If at any time cash in the operating account shall not be sufficient to pay expenses and the accrued Payments to Manager and Payments to WelCare/CRCA, Manager shall not be obligated to pay such expenses from its own account. Manager shall notify Owner and WelCare/CRCA as soon as practicable upon first projection or awareness of a cash shortage or impending cash shortage, and WelCare/CRCA shall determine payment priority. After Manager has paid, to the extent of cash available in the operating account, all expenses based upon the ordered priorities set by WelCare/CRCA, Manager shall submit to owner and WelCare/CRCA a statement of all remaining unpaid expenses and accrued Payments to Manager and Payments to WelCare/CRCA. Within five (5) business days after receiving such statement, Owner shall provide sufficient monies to pay any unpaid expenses and all accrued Payments to Manager and Payments to WelCare/CRCA. Such funds shall be provided to Manager within twenty-four (24) hours of Owner's receipt of such statement and by wire transfer of funds if more than $1,000 is due. If Owner has insufficient monies available to pay unpaid expenses and/or accrued Payments to Manager and Payments to WelCare/CRCA, no obligation shall arise on the part of any general partner of Owner to advance or otherwise provide such monies to Owner or Manager.

         6.3 Right to Collect Payments to Manager. To the extent funds are available in the operating account, Manager shall be entitled to and is hereby authorized to disburse to itself the accrued Payments to Manager and disburse to WelCare/CRCA the accrued Payments to WelCare/CRCA, but not more than once each calendar month. To the extent funds are not available in the operating account to pay same, Owner agrees to pay Manager, within five (5) business days after demand therefor, but not more than once each calendar month, such sums as are necessary to discharge its liability to Manager and WelCare/CRCA therefore. Any accrued Payments to Manager and Payments to WelCare/CRCA remaining unpaid after such five (5) day period shall bear interest at the Interest Rate from the date due until paid. If Manager collects payments due hereunder by an attorney at-law, Owner hereby agree(s) to pay all costs of collection, including a reasonable attorney's fee.

                                   ARTICLE VII
                                   -----------

                     MANAGEMENT FEE AND ADDITIONAL PAYMENTS
                     --------------------------------------

         7.1 Amount of Management Fees. During the term of this Agreement, Owner shall pay Manager in the manner provided below, management fees equal to five percent (5.0%) of the Project Income during the year concerned ("Management Fees").

         7.2 Monthly Payments of Management Fee. The Management Fee shall be due in advance on the first day of each month and be paid no later than the tenth day of each month and shall be calculated by multiplying the number of patient days in the preceding month, times the Project Income of the Project per patient day for the Fiscal Year to date as shown on the most recent previous monthly statement provided under Section 4.1(g) hereof, times five percent (5.0%).

         7.3 Annual Adjustment. Within fifteen (15) days after the delivery of the annual financial statements of the Project, Owner shall pay to Manager or Manager shall pay to Owner such amount as is necessary to make the amount of Management Fees paid with respect to the year equal to the amount of Management Fees shown to be due by the annual audit.

                                  ARTICLE VIII
                                  ------------

                                      TERM
                                      ----

        8.1 Term. This Agreement shall commence as of the date hereof and shall thereafter continue for five (5) years unless otherwise terminated pursuant to the terms herein.

        8.2 Termination by Owner. Owner may terminate this Agreement at any time, with or without cause, and without penalty, upon sixty (60) days' prior written notice to Manager. This Agreement shall be terminated upon the sale, foreclosure or other disposition of the Project (or any facility that is a part of the Project), without cause or penalty upon sixty (60) days' prior written notice to Manager and WelCare/CRCA by Owner. No termination by Owner permitted hereunder shall affect or prejudice Manager's or WelCare/CRCA's right to receive Payments to Manager or Payments to WelCare/CRCA, respectively, which accrue hereunder prior to the date of such termination or are otherwise payable hereunder.

        8.3 Termination Upon Default. The following shall constitute events of default:

         (a) The filing of a voluntary petition in bankruptcy or insolvency or a petition for reorganization under any bankruptcy law by either Owner or Manager;

         (b) The consent to an involuntary petition in bankruptcy or the failure by either Owner or Manager to vacate within ninety (90) days from the date of entry thereof any order approving an involuntary petition;

         (c) The entering of an order, judgment, or decree by any court of competent jurisdiction, on the application of a creditor, adjudicating either Owner or Manager a bankrupt or insolvent or approving a petition seeking reorganization or appointment of a receiver, trustee, or liquidator of all or a substantial part of such party's assets, which order, judgment, or decree shall continue unstayed and in effect for a period of one hundred twenty (120) consecutive days;

         (d) The failure or refusal of Owner to provide funds necessary to pay Project Expenses, as and when provided for in this Agreement, and the Payments to Manager and Payments to WelCare/CRCA, as and when provided for in this Agreement, provided however, that Manager shall have first delivered the notices relating to Owner's obligation to provide such funds for payment of Project Expenses or Payments to Manager and payments to WelCare/CRCA as required by this Agreement, and provided further that, as to Project Expenses, Owner's failure to pay such expenses is of such materiality as to make it reasonably impractical for Manager to fulfill its obligations hereunder (which impracticality shall be presumed if the Project Expenses for which Owner has failed to advance funds exceed, in the aggregate, $1,000.00), and the continuance of any such failure for a period of five (5) days after written notice from Manager of the amounts required and the purposes thereof;

         (e) The failure or refusal of Manager to deposit, for collection, in the Operating Account all Project Income within ten (10) business days of receipt thereof by Manager;

         (f) The failure of Owner, WelCare/CRCA, or Manager to perform, keep, or fulfill any of the covenants, undertakings, obligations, or conditions set forth in this Agreement. and the continuance of any such failure for a period of thirty (30) days after written notice of said failure, provided, however, that if such failure constitutes a default under subsections (b) or (e) above, neither Owner, WelCare/CRCA, or Manager shall be entitled to notice;

         If any party hereto desires to terminate this Agreement as a result of any such event of default by any other party hereto, a non-defaulting party shall first give to the defaulting party notice (a "Final Notice") of its intention to terminate this Agreement. After the expiration of a period of fifteen (15) days from the date of such notice, and upon the expiration of such fifteen (15) day period, this Agreement shall terminate. If, however, upon receipt of such Final Notice, the defaulting party shall cure the default within said fifteen (15) day period (or, if the default is other than as referred to in subsections (d), (e), and (g) above, such longer period as is reasonably necessary to remedy such default, provided however, that the defaulting party shall commence curative efforts as soon as reasonably practicable and pursue such remedy with all due diligence until such default is cured), then this Agreement shall not terminate by reason of such Final Notice. Notwithstanding the provisions of this paragraph, in no event shall any party be obligated to deliver more than two (2) such Final Notices with regard to events of default listed herein to any other party hereto within any consecutive twelve(12) month period or one Final Notice with regard to an event of default substantially similar in nature to an event of default occurring within the previous twelve
(12) months, and upon the third (or second, as applicable) such default by the other party hereto within such twelve (12) month period, and after the notice provided above for such third (or second, as applicable) default shall have been given and the curative period applicable thereto shall have lapsed, then the non-defaulting party may terminate this Agreement without giving a Final Notice.

         Notwithstanding any other provisions of this Agreement, but without otherwise affecting Manager's rights or remedies hereunder, Owner agrees that, in the event Owner breaches this Agreement by wrongfully terminating or wrongfully purporting to terminate, in whole or in part, Manager's position as Manager hereunder, Manager shall be entitled to the remedy of specific performance in addition to an action for damages.

         8.4 Effect of Termination. Upon termination of this Agreement, Manager shall forthwith:

         (a) Surrender and deliver up to Owner any and all Project Income and security deposits on hand or in the operating account less the Payments to Manager due Manager through the termination date, as provided in this Agreement;

         (b) Deliver to Owner or WelCare/CRCA as received any monies due Owner or WelCare/CRCA under this Agreement but received by Manager after such termination;

         (c) Deliver to WelCare/CRCA all materials, supplies, keys, contracts and documents, plans, specifications, promotional materials, and such other accountings, papers, and records pertaining to this Agreement;

         (d) At Owner's request, assign to Owner (without recourse to or warranty by Manager) executed contracts relating to the operation and maintenance of the Project;

         (e) Deliver to WelCare/CRCA a final accounting of the Project prepared in accordance with the provisions of Section 4.1(g) up to and including the date of termination;

         (f) Cease the performance of all services required to be performed by Manager under this Agreement; and

         (g) Cooperate reasonably with Owner and WelCare/CRCA to accomplish an orderly transfer of the operation and management of the Project to the party designated by Owner.

        Upon termination of this Agreement for any reason, any right of Manager to receive Payments to Manager which accrue under the terms of this Agreement, prior to such termination, but are payable after the date of such termination, shall survive such termination and continue in force and effect, and Owner shall be obligated to make such Payments to Manager in the amounts and at the times provided for in this Agreement, subject to offset by the amount of any debt of Manager to Owner or claims of Owner against Manager if such claims are evidenced by or provided under any final judgments held by Owner against Manager.

                                   ARTICLE IX
                                   ----------

                             CASUALTY: CONDEMNATION
                             ----------------------

         9.1 Total or Substantial Destruction. If the Project or any portion thereof shall be damaged or destroyed at any time or times during the term of this Agreement by fire, casualty, or any other cause which renders the Project totally or substantially inoperative for its intended purpose, and Owner or WelCare/CRCA does not notify Manager within three (3) months following the occurrence of such damage or destruction that Owner intends to rebuild or replace the same to substantially its former condition prior to such damage or destruction, this Agreement shall terminate as of the date of the damage or destruction, with each party's rights accruing through such date. If Owner or WelCare/CRCA notifies Manager within three (3) months following the occurrence of such damage or destruction that Owner intends to rebuild or replace the Project and does rebuild or replace the Project within a reasonable time, this Agreement shall continue in full force and effect except that the term hereof shall be extended for the period of time equal to that period during which the Project is inoperative.

         For purposes of this Agreement, total destruction or damage "which renders the Project totally or substantially inoperative for its intended purpose" shall mean damage or destruction which, according to an engineer selected by Owner or WelCare/CRCA and Manager (each party agreeing to cooperate reasonably in such selection), could not reasonably be expected to be repaired or restored within twelve (12) months after the occurrence of such damage or destruction, so that at such time the Project will be restored substantially to the condition in which it existed prior to such damage or destruction, with services and amenities substantially equivalent to those which existed prior to such damage or destruction.

         9.2 Partial Damage or Destruction. If the Project is damaged or partially destroyed in such a manner as to not totally or substantially render the Project inoperative for its intended purpose (as defined in Section 9.1 above), this Agreement shall remain in force and effect as to that portion of the Project not so damaged or destroyed, with an appropriate abatement in the services to be performed by Manager as to such damaged or destroyed portion, except that if Owner or WelCare/CRCA does not notify Manager within three (3) months following the occurrence of such damage or destruction that Owner intends to repair or replace the portion of the Project which was damaged or destroyed, Manager shall have the option, upon thirty (30) days' notice to Owner or WelCare/CRCA, to terminate this Agreement, such termination to be effective upon the expiration of said thirty (30) day period, and thereafter Manager will have no claim against Owner (except as provided in Section 8.4 above) arising from such failure to rebuild and such termination.

         9.3 Condemnation. If the whole or substantially all of the Project shall be condemned or taken in any manner for any public or quasi-public use under any statute or by right of eminent domain, then this Agreement shall terminate as of the date of vesting of title thereto in the condemning authority, with each party's rights accruing through such date. If a part of the Project is so taken or condemned, and if such taking shall substantially affect the Project or if such taking shall be of a substantial part of the Project, Manager shall have the right, by delivery of notice to Owner or WelCare/CRCA within sixty (60) days after such taking, to terminate this Agreement as of the date of the vesting of title thereto in the condemning authority, with each party's rights accruing through such date. If Manager shall not so elect, this Agreement shall be and remain. unaffected by such taking, except that, effective as of the date of such taking, appropriate abatement shall be made in the services to be performed by Manager as to such taken area of the Project.

         For purposes of this Agreement, the condemnation or taking of the "whole or substantially all of the Project" shall mean the condemnation or taking (or conveyance in lieu thereof) of a material portion of the Project, such that the Project ceases to be a first-class Retirement Center, or ceases to have adequate available parking or access, or ceases to have services and amenities substantially similar to those which existed immediately prior to such condemnation or taking (or conveyance in lieu thereof).

                                    ARTICLE X
                                    ---------

                                  MISCELLANEOUS
                                  -------------

         10.1 Delegation:  Assignment.

         (a) Manager shall have the right to delegate its responsibilities under this Agreement to employees or agents of Manager or to engage Subcontractors for performance of all or any part of the services to be provided hereunder; provided, however, that Manager shall at all times supervise the performance of Manager's duties and obligations hereunder. Additionally, Manager shall have the right, without obtaining Owner's or WelCare/CRCA's consent, to assign this Agreement to a Manager Affiliate. Otherwise manager shall not, without Owner's or WelCare/CRCA's prior approval (which may be given or denied in Owner's or WelCare/CRCA's sole discretion), assign any of its rights, other than its right to receive the Payments to Manager (which Manager may freely transfer or encumber) or its obligations under this Agreement, whether by operation of law or otherwise. Except as expressly provided in this Agreement to the contrary, no assignment or delegation of responsibilities by Manager shall relieve Manager of any of its duties or responsibilities under this Agreement.

         (b) WelCare/CRCA shall have the right to delegate its responsibilities under this Agreement to employees or agents of WelCare/CRCA; provided however, that WelCare/CRCA shall at all times supervise the performance of WelCare/CRCA's duties and obligations hereunder. Additionally, WelCare/CRCA shall have the right, without obtaining Owner's consent, to assign this Agreement to a WelCare/CRCA Affiliate. Otherwise WelCare/CRCA shall not, without Owner's prior approval (which may be given or denied in Owner's sole discretion), assign any of its rights, other than its right to receive the Payments to WelCare/CRCA (which WelCare/CRCA may freely transfer to encumber) or its obligations under this Agreement, whether by operation of law or otherwise. Except as expressly provided in this Agreement to the contrary, no assignment or delegation of responsibilities by WelCare/CRCA shall relieve WelCare/CRCA of any of its duties or responsibilities under this Agreement.

         (c) For the term hereof, this Agreement and the rights and obligations of owner hereunder shall constitute a covenant running with the title to the Project for so long as Owner or any Owner Affiliate (as defined in Section 1.10) holds title to the Project, and this Agreement shall remain in full force and effect between Owner, and any such Owner Affiliate, WelCare/CRCA, and Manager, and its successors and permitted assigns, in accordance with all of its terms and provisions.

         Notwithstanding the provisions of this paragraph, upon a sale, conveyance, transfer, or other disposition of the Retirement Center by Owner to any person other than an Owner Affiliate, the rights and obligations of Owner hereunder shall not constitute a covenant running with the title to the Project and thus shall not be an obligation if any such unaffiliated purchaser terminates or refuses to honor this Agreement. If such termination or refusal is not as a result of a default hereunder by Manager, then such termination or refusal to honor this Agreement shall constitute and be deemed to be a default hereunder by Owner (following any notice and curative period herein provided) and a wrongful termination of this Agreement by Owner for purposes of this Agreement, but Manager's remedies under this Agreement shall be an action for damages against Owner and all other parties who may have expressly assumed Owner's rights, duties, and obligations hereunder, if any.

         (d) If any person or entity other than Owner succeeds or attempts to succeed to title of the Retirement Center, Manager shall have the option to terminate this Agreement upon ten (10) days' notice to the then Owner of the Retirement Center. If Manager does not so terminate within ninety (90) days following actual notice to Manager of the transfer of title to the Retirement Center from Owner, this Agreement shall remain in full force and effect.

          10.2 Notices.

         (a) All notices, directives, or demands required by this Agreement shall be in writing and shall be sent by registered or certified mail, return receipt requested, postage prepaid, or by overnight courier service (e.g., Federal Express, Airborne, or Network Courier) and overnight courier shall be used when the circumstances merit expedient delivery, addressed, in the case of Owner or WelCare/CRCA, to 1000 Abernathy Road, Suite 260, Atlanta, Georgia 30328, and addressed, in the case of Manager, to 3570 Keith Street, Cleveland, Tennessee 37312, Attention: President, or to such other address or addresses as shall, from time to time, be designated by notice by any party to the other parties. Notices given in compliance with the foregoing provisions by registered or certified mail shall be effective on the date shown on the return receipt thereon as the date of delivery or attempted delivery,: and notices sent by overnight courier shall be effective on the date shown on the courier's receipt therefor as the date of delivery.

         (b) Upon notification from Owner or WelCare/CRCA or any, person or entity designated as Owner's agent hereunder for all purposes (which agent must be an Affiliate of Owner), Manager agrees to forward all information, reports, and notices provided for hereunder to be delivered to Owner or WelCare/CRCA to WelCare/CRCA or such designated agent, and WelCare/CRCA or such agent shall be Owner's agent for all purposes under this Agreement until Owner or WelCare/CRCA shall designate to Manager a replacement agent for Owner hereunder or shall deliver notice of termination of such agency.

         10.3 Entire Agreement. This Agreement shall constitute the entire agreement between the parties hereto and shall supersede all other prior agreements, written or oral, between the parties hereto and relating to the Project. No modification hereof shall be effective unless made by supplemental agreement in writing executed by the parties hereto.

         10.4 Nature of Contract. Neither the relationships between Owner, WelCare/CRCA, and Manager nor anything contained in this Agreement shall be deemed to constitute a partnership, joint venture, or any other similar relationship, and Manager and WelCare/CRCA shall at all times be deemed independent contractors for purposes of this Agreement.

         10.5 Governing Law. This Agreement is made pursuant to, and shall be governed by and construed in accordance with, the laws applicable to contracts made and to be performed in the state of Tennessee.

         10.6 No Waiver: Cumulative Remedies. The failure of Owner, WelCare/CRCA, or Manager to seek redress for violation or to insist upon the strict performance of any covenant, agreement, provision, or condition of this Agreement shall not constitute a waiver of the terms of such covenant, agreement, provision, or condition, and Owner and Manager shall have all remedies provided herein and by applicable law with respect to any subsequent act which would have originally constituted a violation.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

OWNER:                                       CONSOLIDATED RESOURCES HEALTH CARE
                                             FUND II

                                             By its General Partners,

                                             WELCARE CONSOLIDATED RESOURCES
                                             CORPORATION OF AMERICA

                                             By: /s/ J. Stephen Eaton
                                                ---------------------------
                                                J. Stephen Eaton, President


                                             CONSOLIDATED ASSOCIATES II
                                             By its Managing General Partner,

                                             WELCARE CONSOLIDATED RESOURCES
                                             CORPORATION OF AMERICA

                                             By: /s/ J.Stephen Eaton
                                                ---------------------------
                                                J. Stephen Eaton, President

MANAGER:                                     LIFE CARE CENTERS OF AMERICA, INC.

                                             By: /s/ Forrest L. Preston
                                                ---------------------------
                                                Forrest L. Preston, President


WELCARE/CRCA:                                WELCARE CONSOLIDATED RESOURCES
                                             CORPORATION OF AMERICA

                                             By: /s/ J.Stephen Eaton
                                                ---------------------------

STATE OF GEORGIA  )

COUNTY OF FULTON  )

         BEFORE me,Lisa A. Guthmann , a Notary Public in an for the state and county aforesaid, personally appeared J. STEPHEN EATON, with whom I am personally acquainted, and who upon oath acknowledged himself to be President of WelCare Consolidated Resources Corporation of America, the corporate general partner of Consolidated Resources Health Care Fund II and the managing general partner of Consolidated Associates II, and that he, being authorized so to do, executed the foregoing instrument for the purposes therein contained by executing the same as Agent of the Owner.

         WITNESS my hand and seal at _________________________, this 28 day of February, 1991.

                                             /s/ Lisa A. Guthmann
                                             ---------------------------
                                             Notary Public

My Commission Expires:
Notary Public, Gwinnett County, Georgia
My Commission Expires Sept. 26, 1992


STATE OF TENNESSEE )

COUNTY OF BRADLEY  )

         BEFORE me, Cindy Singletary, a Notary Public in an for the state and county aforesaid, personally appeared FORREST L. PRESTON, with whom I am personally acquainted, and who upon oath acknowledged himself to be President of LIFE CARE CENTERS OF AMERICA, INC., the within named bargainer, a corporation, and that he as such President, being authorized so to do, executed the foregoing instrument for the purposes therein contained by signing the name of the corporation by said FOREST L. PRESTON, as such President.

         WITNESS my hand and seal at Cleveland, TN, this 6th day of March, 1991.

                                             /s/ Cindy Singletary
                                             ---------------------------
                                             Notary Public

My Commission Expires:
2-22-93

                                   EXHIBIT "A"

                            MAYFAIR RETIREMENT CENTER

                                                            Exhibit (d)(3)(i)


                                  AGREEMENT OF
                               LIMITED PARTNERSHIP
                   CONSOLIDATED RESOURCES HEALTH CARE FUND II


     THIS AGREEMENT OF LIMITED PARTNERSHIP (the "Agreement") is entered into this 31st day of October, 1983, by CONSOLIDATED RESOURCES CORPORATION OF AMERICA, a Georgia Corporation, and CONSOLIDATED ASSOCIATES II, a Georgia general partnership composed of David R. Vaughan, Forrest L. Preston, William J. Barbin, Bert Wallace and John A. Janas, as General Partners, and William J. Barbin, the Original Limited Partner, and' such other persons who execute this Agreement as additional Limited Partners ("Limited Partners").

                                   ARTICLE I

                        Formation of Limited Partnership

     1.01 Formation: The parties hereto form this Partnership under the Georgia Uniform Limited Partnership Act ("the Act"). Prior to conducting its business in any jurisdiction, the Partnership shall comply with all requirements for the qualification of the Partnership to conduct business as a limited partnership in such jurisdiction.

     1.02 Name: The name of the Partnership is CONSOLIDATED RESOURCES HEALTH CARE FUND II.

     1.03 Principal Office: The principal office of the Partnership shall be located at 2245 Perimeter Park, Suite 3, Atlanta, Georgia 30341. The General Partners may from time to time change the Partnership's principal place of business to any other location by giving written notice of such change to the Limited Partners.

     1.04 Term: The Partnership shall commence upon the date of this Agreement and shall continue until December 31, 2016, unless sooner terminated as hereinafter provided in Article XII.

     1.05 Certificate of Partnership: Promptly following the execution of this Agreement, the General Partners shall record this Agreement as required by the Act and by the laws of any other jurisdiction which govern the activities of the Partnership.

     1.06 Amendment or Cancellation of Certificate: The Certificate of Limited Partnership shall be cancelled when the Partnership is dissolved pursuant to the terms of Article XII. The Certificate of Limited Partnership shall be amended on the occurrence of one or more of the events set forth in the Act requiring an amendment. The General Partner shall, promptly following the occurrence of any event requiring cancellation or amendment of the Certificate of Limited
Partnership, sign and acknowledge, on behalf of all Partners, a writing conforming to the requirements of the Act and shall record such writing as required therein.

     1.07 Definitions: As used in this Agreement, the following terms shall have the following meaning, unless the context otherwise requires:

          1.071 "Accountants" shall mean the firm of independent certified public accountants as shall be engaged by the General Partner for the Partnership.

          1.072 "Admission Date" shall mean a date on which a Limited Partner is admitted to the Partnership.

          1.073 "Affiliate" of a Person shall. include (i) any Person directly or indirectly controlling, controlled by or under common control with such Person; (ii) any Person owning or controlling 10% or more of the outstanding voting securities of such Person; (iii) any officer, director or partner of such Person; and (iv) if such Person is an officer, director or partner, any company for which such Person acts in such capacity.

          1.074 "Capital Contributions" shall mean the total investments and contributions to the capital of the Partnership in cash by all investors for Units of limited partnership interest without deduction of selling, organization or other expenses.


          1.075 "Distributable Cash From Operations" shall mean the funds provided from Partnership operations, without deduction for non-cash expenses, but after deducting all cash funds used to pay all other expenses, capital improvements or replacements, and debt payments, if any, and after adjustment for changes in Reserves.

          1.076 "General Partner" or "General Partners" shall mean Consolidated Resources Corporation of America or Consolidated Associates U, or any Person or Persons admitted to the Partnership as a - General Partner pursuant to the provisions of this Agreement.

          1.077 "Invested Capital" shall mean the Limited Partners' Capital Contributions less the sum of Sale or Refinancing Proceeds distributed to Limited Partners or any prior owners of Units as of the date of calculation.

          1.078 "Limited Partners" shall mean the Original Limited Partner and all other investors who are purchasers or transferees of a Limited Partnership Unit.

          1.079 "Net Losses" shall mean the losses of the Partnership determined in accordance with accounting methods followed for federal income tax purposes.

          1.0710 "Net Profits" shall mean the profits of the Partnership determined in accordance with accounting methods followed for federal income tax purposes.

          1.0711 "Original Limited Partner" shall mean William J. Barbin.

          1.0712 "Partner" shall mean any General Partner or Limited Partner.

          1.0713   "Person"   shall  mean  any  natural   person,   partnership,
corporation, association or other legal entity.

          1.0714 "Reserve" or "Reserves" shall mean amounts deemed sufficient by the General Partner , as of the date of determination, for working capital and to pay taxes, insurance, debt . service, repairs, replacements or renewals, or other costs and expenses, incident to the operation Partnership.

          1.0715 "Sale or Refinancing" shall mean any Partnership transaction (other than the receipt of Capital Contributions and other than any possible refinancing contemplated with respect to a particular Property at the time of the acquisition of that Property) not in the ordinary course of its business, including, without limitation, sales, exchanges or other dispositions of real or personal Property, condemnations, recoveries of damage awards and insurance proceeds (other than business or rental interruption insurance proceeds) or any borrowings or mortgage refinancings. The disposition of a Property of the Partnership by transfer back to the seller or an affiliate thereof, whether in the form of a rescission, exchange or resale or pursuant to an option or other similar arrangement entered into at or prior to the time of taking title to the Property, shall not, if the proceeds from such transfer back are reinvested in another Property, constitute a Sale or Refinancing and shall not result in Sale or Refinancing Proceeds.

          1.0716 "Sale or Refinancing Proceeds" shall mean all cash funds resulting from a Sale or Refinancing less (i) expenses incurred in the Sale or Refinancing, (ii) debts and obligations related to the Sale or Refinancing,
(iii) other payments for Partnership expenses (including costs and improvements or additions to properties and amounts as may be required to purchase underlying land or any joint venture interest) and (iv) additions to Reserves at the discretion of the General Partners.

          1.0717 "Signature Page" shall mean the Signature Page signed by additional Limited Partners.

          1.0718 "Units" shall mean the limited partnership interests of the Limited Partners and shall each represent a Capital Contribution of $1,000 to the Partnership and entitle the holder thereof to the rights and interests of Limited Partners as provided in the Limited Partnership Agreement.

                                   ARTICLE II

                                    Partners

     2.01 General Partner: Consolidated Resources Corporation of America and Consolidated Associates II shall be the General Partners of the Partnership. The General Partners of the Partnership may with the written approval of a majority of the Limited Partners admit additional general partners. Each such additional general partner shall become a general partner by executing an amendment to this Agreement of Limited Partnership naming such person as a general partner, and the Certificate of Limited Partnership of the Partnership shall be amended as required by law to show that such person has become a general partner.

     2.02 Original Limited Partner: William J. Barbin is the Original Limited Partner of the Partnership.

     2.03 Additional Limited Partners: Additional Limited Partners shall be such other persons who make the Capital Contribution as set forth in Article IV herein.

     2.04 Management of Partnership Affairs: The General Partners shall be responsible for the formation and administration of the Partnership. The Limited Partners shall not participate in or have any control over the Partnership business or have t any authority or right to act for or bind the Partnership. The Limited Partners by execution of the Signature Page consent to the exercise by the General Partners of ` the powers conferred on them by this Agreement.

                                  ARTICLE III

                                     Purpose

     3.01 The business objectives and purposes of the Partnership shall be to acquire, operate and hold for' investment income producing, health care related real properties, primarily nursing homes, but possibly including retirement centers, psychiatric, substance abuse and other specialty hospitals and medical office buildings and facilities.

     3.02 The Partnership shall engage in no other business activities without the consent of a majority in interest of the Limited Partners.

                                   ARTICLE IV

                           Capital of the Partnership


     4.01 General Partners: The General Partners have contributed to the capital of the Partnership the sum of $2,500 each.

     4.02 Original Limited Partner: The Original Limited Partner contributed the sum of $10.00 to the Partnership. His Capital Contribution shall be returned to him upon the admission of any additional Limited Partner and his interest in the Partnership shall thereupon terminate.

     4.03 Additional Limited Partners: Each additional Limited Partner shall contribute to the capital of the Partnership the amount of $1,000 for each Unit, with a minimum investment of 5 Units.

          4.031 The General Partners are authorized to admit to the Partnership additional Limited Partners if, after the admission of such additional Limited Partners, the Capital Contributions of all Limited Partners would be not less than $1,500,000 and not more than such maximum amount (not to exceed $15,000,000) as the General Partners shall determine from time to time.

          4.032 The Capital Contribution of each additional Limited Partner shall be not less than $1,000 and may be such greater integral multiple of $1,000 as such additional Limited Partner and the General Partners shall agree upon.

          4.033 Each additional Limited Partner shall, as a ` condition of being admitted to the Partnership, execute a Signature Page. The names and addresses of the additional Limited Partners and their Capital Contributions (which may be expressed as the number of Units held) shall be set forth in Schedule A attached hereto, as amended from time to time, and hereby incorporated herein.

          4.034 All subscriptions for Units shall, subject to obtaining subscriptions for the minimum amount of Capital Contributions, be accepted or rejected by the Partnership within thirty (30) days of receipt by the Partnership, and if rejected all subscription funds will be returned to the subscriber forthwith. If not rejected within thirty (30) days of receipt by the Partnership, any subscription shall be deemed to be accepted.

     4.04 Capital Accounts: There shall be established and maintained for each Partner a capital account in the amount of his Capital Contribution. Each
Partner's capital account shall be increased by his additional Capital Contributions and his allocable share of Net Profits and decreased by Distributable Cash From Operations and Sale or Refinancing Proceeds distributed to him and his allocable share of Net Losses.

     4.05 No Additional Required Contributions: Except for the amounts specified herein, no Partner has agreed to contribute as capital any additional cash or property.

     4.06 Time When Contribution to be Returned: No time is agreed upon as to when the contribution of the Limited Partners is to be returned. The Limited
Partners shall not have the right to demand return of their Partnership contribution nor shall the Limited Partners have the right to demand and receive property other than cash in return for their contribution.

     4.07 Liability of the Limited Partners: The liability of the Limited Partners shall be limited to the Capital Contribution actually made. However, when the Limited Partners have received the return in whole or in part of their Capital Contribution, they shall be nevertheless liable to the Partnership for any sum, not in excess of such return with interest at the legal rate thereon, necessary to discharge the Partnership's liabilities to all creditors who extended credit or whose claims arose before such return. It is the intent of the Partners that no distribution (or any part of any distribution) made to any Limited Partner pursuant to Sections 5.02 or 5.03 of this Agreement shall be deemed a return or withdrawal of capital, even if such distribution represents (in full or in part) a distribution of depreciation or any other non-cash item accounted for as a loss or deduction from or offset to -the Partnership's income, and no Limited Partner or creditor of the Partnership. However, if any court of competent jurisdiction holds that, notwithstanding the provisions of this Agreement, any Limited Partner is obligated to make such payment, such obligation shall be the obligation of such I Limited `Partner and not of the General Partners.

     4.08 Computation of Percentage Interest of Limited Partners: When ever a specified percentage in interest of Limited Partners is authorized or required to take any action, the percentage in interest determination shall be made by comparing the number of Units held by Limited Partners approving or taking the proposed action to the total number of Units held by all Limited Partners.

                                   ARTICLE V

               Distributions and Allocations of Profits and Losses

     5.01 Distributions: Subject to maintaining the Partnership in a sound financial and cash position (which, without limiting the generality of the foregoing, shall include the provision for losses affecting the cash position of the Partnership and the payment or provision of payment, when due, of obligations of the Partnership) and establishing such Reserves as are determined by the General Partners in their sole discretion to be reasonably required for the proper operation of the Partnership's business, the General Partners shall distribute any funds of the Partnership as provided in Paragraphs 5.02 and 5.03 hereof. The General Partners, in their sole discretion, shall determine pursuant to the foregoing, the amounts to be distributed and the time or times when distribution shall be made, provided, however, no Partner shall be entitled to priority over other Partners as to distributions hereunder except as is specifically provided herein, and provided further, no distribution shall be made except when Partnership assets are in excess of all liabilities of the Partnership except liabilities to the General Partners and to the Limited Partners on account of their contributions.

     5.02 Allocation of Distributions o of  Distributable  Cash From Operations:
Distributions of Distributable Cash from Operations shall be made as follows:

          5.021 Except as hereinafter provided, to the payment of Partnership creditors; and

          5.022 All distributions thereafter whether in cash or in kind shall be allocated 9696 to the Limited Partners and 4% to the General Partners.

     5.03 Distribution of Sale or Refinancing Proceeds: All Sale or Refinancing Proceeds shall be distributed in the following order:

          5.031 To the Limited Partners in the amount of their Invested Capital;

          5.032 Second, to the Partners in an amount equal to their capital account.

          5.033 The balance shall be distributed 85% to the Limited Partners and 15% to the General Partners.

     5.04 Allocation of- Net Profits and Net Losses: The Net Profits or Net Losses of the Partnership shall be determined each year in accordance with the accounting methods followed for federal income tax purposes. Except as otherwise provided herein, Net Profits and Net Losses shall be allocated as follows:

          5.041 All Net Profits or Net Losses prior to the first Admission Date shall be allocated 1% to the Original Limited Partner and 99% to the General Partners.

          5.042 Except as provided in Section 5.041, all Net Profits or Net Losses, other than those arising from a Sale or Refinancing, shall be allocated 4% to the General Partners and 9896 to the Limited Partners.

          5.043 Except as provided in Section 5.041, Net Losses arising from a Sale or Refinancing shall be allocated 99% to the Limited Partners and 1% to the General Partners.

          5.044 Except as provided in Section 5.041, Net Profits arising from a Sale or Refinancing shall be allocated as follows:

               5.0441 First, to the Limited Partners in the amount of their Invested Capital;

               5.0442 Second, 85% to the Limited Partners and 15% to the General Partners.

     5.05     Apportioning Allocations and Distributions Among Partners:

          5.051 Except as provided in Sections 5.053 - and 5.054, all Net Profits or Net Losses allocable to the Limited Partners and all Distributable
Cash From Operations and Sale or Refinancing Proceeds distributable to the Limited Partners shall be allocated or distributed, as the case may be, to each Limited Partner entitled to such distribution or allocation in the ratio which the number of Units owned by such Limited Partner bears to the total number of Units owned by all Limited Partners entitled to such distribution or allocation.

          5.052 Except as provided in Sections 5.053 and 5.054, all Net Profits or Net Losses not arising from a Sale or Refinancing allocable to the Limited Partners shall be allocated, and all Distributable Cash from Operations distributable to the Limited Partners shall be distributed, as the case may be, to the Persons recognized by the Partnership as the holders of Units as of the first day of the fiscal period for which such allocation or distribution is to be made.

          5.053  All  Net  Profits  or Net  Losses  not  arising  from a Sale or
Refinancing for a fiscal year allocable to any Unit which may have been transferred during such year shall be allocated between the transferor and the transferee based upon the number of quarterly periods that each was recognized (in accordance with Section 11.02) as the holder of the Unit, without regard to the results of Partnership operations during particular quarterly periods of such fiscal year and without regard to whether distributions of Distributable-Cash from Operations were made to the transferor or transferee.

          5.054 All Net Profits or Net Losses arising from a Sale or Refinancing allocable to the Limited Partners shall be allocated to the Persons recognized (in accordance with Section 11.02) as the holders of Units for purposes of this Section as of the date on which the Partnership recognizes such Net Profits or Net Losses. All Sale or Refinancing Proceeds arising from a Sale or Refinancing distributable to the Limited Partners shall be distributed to the Persons recognized as holders of Units on the day such distribution is made.

                                   ARTICLE VI

                     Rights and Responsibilities of Partners

     6.01 No Management Responsibility of Limited Partners: The Limited Partners shall not (i) take part in the management of the business of, transact any business for or act in any way to sign for or bind the Partnership or (ii) be paid any salary, or have a drawing account, or receive interest on their Capital Contributions after formation of the Partnership.

     6.02 Examination of the Partnership Records: An authorized representative of a Limited Partner may, during regular business hours, examine the records (at the location where such records are maintained) or property or make reasonable inquiry as to Partnership affairs.

     6.03 Voting Rights: The Limited Partners shall have the right to vote on the following matters:

          6.031 Amending this Agreement;

          6.032 Dissolving the Partnership;

          6.033 Removing a General Partner pursuant to Section 6.05 herein and electing a new General Partner(s); and

          6.034 Electing a new General Partner if a General Partner elects to withdraw or resign from the Partnership.

          6.035 The sale of substantially all of the assets of the Partnership; and

          6.036  Engaging  in business  activities  other than as  described  in
Article III.

     6.04 Voting Procedure: Upon receipt from ten percent (10%) in interest of the Limited Partners of a written request to take action on any of the matters mentioned in Paragraphs 6.031 through 6.035 above, the General Partners shall submit to the Limited Partners a verbatim statement of the proposed action. The General Partner shall be authorized to submit to the Limited Partners any matter on which the Limited Partners are authorized to vote pursuant to this Agreement. The General Partners may include in such submission an opinion of counsel as to whether the proposed action would result in a change of the Partnership to a general partnership, change the liability of the General Partners or the Limited Partners, allow the Limited Partners to take part in the control or management of the Partnership, or affect the tax consequences to the Limited Partners. The General Partner may also include in said submission a recommendation on the proposed action. All duly proposed action shall be submitted to the Limited Partners for a vote within not less than 30 days and not more than 60 days following receipt of said proposal thereof from the Limited Partners, and the affirmative vote by a majority in interest of the Limited Partners will be required to approve the action.

     6.05  Removal of General  Partner:  A majority  in  interest of the Limited
Partners may remove a General Partner, with or without cause, subject to the provisions of Section 11.07 of this Agreement.

     6.06 Meetings of the Limited Partnership: Meetings of the Partnership may be called by the General Partners and shall be called upon the written request of 10% in interest of the Limited Partners. No business shall be in order if it would involve the Limited Partners taking an active role in the management of the Partnership. If a meeting is duly. called, the General Partners shall give the. Limited Partners notice of such meeting not later than 15 days after receipt of the written request and such meeting shall be held no sooner than 30 days and not later than 60 days following the date of receipt of such written request. The above nor any other provision to the contrary contained in this Agreement, no 7 notice of the meeting will state the nature of the business to be transacted and no other business will be considered. Partners may be represented at meetings in person or by proxy.

     6.07 Rights to Limited Partners Cumulative: The rights provided to the Limited Partners in this Article VI are in addition to, and not in limitation of, any legal or equitable rights or remedies available to the Limited Partners upon proof of fraud, bad faith, willful neglect, gross negligence or breach of fiduciary duty by the General Partners, including receivership or dissolution and winding up by a decree of a court.

     6.08 Certain Action and Amendments Not Allowed: Notwithstanding the amendment to this Agreement shall be allowed if its effect is to change the Partnership to a general partnership, change the liability of or reduce the interests herein of the General Partners or the Limited Partners, subject the Partnership to treatment as an association taxable as a corporation for Federal income tax purposes, or allow the Limited Partners to take part in the control of the business of the Partnership.

     6.09 Amendments Without Consent: In addition to any amendments otherwise authorized herein, amendments may be made to this Agreement from time to time by the General Partners, without the consent -of any of the Limited Partners.

          6.091 To add to the representations, duties or obligations of the General Partners or surrender any right or power granted to the General Partners I for the benefit of the Limited Partners or to admit a substitute General Partner pursuant to Section 11.06;

          6.092 To cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement which will not be inconsistent with the provisions of this Agreement; and

          6.093 To delete or add any provision required to be so deleted or added by the staff of the Securities and Exchange Commission (the "Commission") or other federal agency or by a state "Blue Sky" commissioner or similar official, which addition or deletion is deemed by the Commission, agency or official to be, for the benefit or protection of the Limited Partners, or to delete or add any provision required to be deleted or added to insure that the Partnership will be treated as a partnership for tax purposes; provided, however, no amendment shall be adopted pursuant to this Section 6.093 unless the adoption thereof (1) is for the benefit of or not adverse to the interest of the Limited Partners; (2) does not affect the distribution of Distributable Cash From Operations or Sale or Refinancing Proceeds or the allocation of Net Profits and Net Losses among the Limited Partners or between the Limited Partners and the General Partners; and (3) does not affect the limited liability of the Limited Partners or cause the Partnership to not be treated as a partnership for federal income tax purposes.

                                  ARTICLE VII

             Compensation and Expense Allowance to General Partners

          In  addition  to the  share  of cash  distributions,  as set  forth in
Article V herein, the General Partners will receive compensation only as set forth in this Article.

          7.01 The Partnership may pay Consolidated Resources Corporation of America an Acquisition Fee, not to exceed 10316 of Capital Contributions, in connection with the acquisition of Partnership Property.

          7.02 The Partnership will directly pay or will reimburse the General Partners and their affiliates for expenses incurred by them in the conduct of the business of the Partnership and the costs of goods and materials used for or by the Partnership. The General Partners will not be reimbursed by the Partnership for any indirect expenses incurred in performing services for the Partnership, such as salaries or similar compensation, rent, utilities and other overhead items. The amounts charged to the Partnership will not exceed those which the Partnership would be required to pay independent parties for comparable services.

                                  ARTICLE VIII

             Powers, Rights and Responsibilities of General Partners

     8.01 General Partners: The management and control of the Partnership business shall rest exclusively with the General Partners, who shall have all the or rights and powers granted hereby, which may be possessed by a general partner pursuant to the Georgia Uniform Limited Partnership Act, as presently enacted or as it may be amended.

     8.02 Authority: No Person dealing with the Partnership shall be required to inquire into the authority of the General Partners to take any action or make any decision, and a certificate of a General Partner may be relied upon by I any such Person to establish:

          8.021 The identity of a General Partner

          8.022 The existence or non-existence of any fact which is a condition to acts by the General Partners or is otherwise relevant to the affairs of the Partnership; or

          8.023 The Person authorized to execute any document on behalf of the Partnership.

     8.03 Powers of General Partners: Except as otherwise provided in this Agreement, the General Partners shall have the authority on behalf of the Partnership to conduct any and all Partnership business including (by way of illustration and not limitation) the authority:

          8.031 to establish, maintain, and draw upon checking and other accounts in the name of the Partnership, in such bank or banks as the General Partners may, from time to time, select;

          8.032 to make secured or unsecured loans of Partnership funds when such is in furtherance of the Partnership business;

          8.033 to execute notifications, statements, reports, returns and other filings that are necessary or desirable to be filed with any state or federal securities commission;

          8.034 to make any tax elections available to the Partnership under the Internal Revenue Code of 1954, or regulations thereunder, and to execute, acknowledge and deliver any and all' instruments desirable to effectuate the foregoing;

          8.035 to purchase, sell, exchange, dispose of, transfer, lease or otherwise alienate or convey title to or to grant an option for the sale of all or ~ any portion of the property of the Partnership, including any mortgage or leasehold or other interest or other property which may be acquired by the Partnership, upon a transfer of any property of the Partnership;

          8.036 to borrow money and, as security therefor, to mortgage all or any part of such Partnership property; such' mortgage may contain a confession of judgment, waiver of appraisal and all other usual security clauses;

          8.037 to obtain replacements of any such mortgage or mortgages, and to prepay, in whole or in part, refinance, recast, increase, modify, consolidate, correlate or extend any mortgages affecting any Partnership property, all of the foregoing at such price, rental or amount of cash, securities or other property and upon such terms as they deem proper;

          8.038 to place record title on such property in the name of a nominee or nominees for the purposes of mortgage financing, or any other convenience or benefit of the Partnership;

          8.039 to employ accountants, attorneys and other persons, firms, corporations or entities on such terms and for such compensation as it shall determine;

          8.0310 to loan money to the Partnership at a rate of interest not to exceed that currently prevailing for similar types of loans;

          8.0311 to execute, acknowledge and deliver any and all instruments to effectuate the foregoing.

          8.0312 By way of illustration of the foregoing and not of limitation, the General Partners shall possess all the powers and rights of a partner in a partnership without limited partners; this Agreement shall constitute the written consent and ratification by all Partners to any and all of the acts on behalf of the Partnership by the General Partners permitted by law, except as herein expressly limited.

     8.04 Restrictions on Authority of General Partners:

          8.041 Without the consent of all the Limited Partners, the General Partners shall not have the authority to:

               8.0411 Do any act in contravention of this Agreement;

               8.0412 Do any act which would make it impossible to carry on the ordinary business of the Partnership;

               8.0413 Confess a judgment against the Partnership, except as may be permitted by Section 8.036;

               8.0414 Possess Partnership property, or assign its right in specific Partnership property, for other than a Partnership purpose;

               8.0415 Admit a Person as a General Partner, except as provided in this Agreement;

               8.0416 Admit a Person as a Limited Partner, except as provided in this Agreement; or

               8.0417 Knowingly perform any act which would subject any Limited Partner to liability as a general partner in any jurisdiction.

          8.042 Without the consent of a majority in interest of the Limited Partners, the General Partners shall not have the authority to:

               8.0421 Sell or otherwise dispose of all or substantially all of the assets of the Partnership except for sales in the liquidation and winding up of the business of the Partnership; or

               8.0422 Elect to dissolve the Partnership.

     8.05 Indemnification: The General Partners shall be indemnified by the Partnership under the following circumstances and in the manner and to the extent )indicated:

          8.051 The Partnership, its receiver or its trustee, shall indemnify, save harmless and pay all judgments and claims against the General Partners, their employees and agents, from any liability or damage incurred by reason of any act performed or omitted to be performed by them in connection with the business of the Partnership, including attorneys' fees incurred by them in connection with the defense of any action based on any such act or omission, which attorneys' fees shall be paid as incurred, to the extent that the Partnership has sufficient assets to pay such fees, including but not limited to all such liabilities under United States and state securities acts (including the Securities Act of 1933) to the extent permitted by law.

          8.052 Upon .any action by a Limited Partner against the General Partners, including a Partnership derivative suit, the Partnership will indemnify, save harmless and pay all expenses of the General. Partners, and their employees and agents, if any, including attorneys' fees incurred in the defense of such action, which attorneys' fees shall be paid as incurred to the extent that the Partnership has sufficient assets to pay such fees.

          8.053 Notwithstanding the foregoing, the General Partners shall not be relieved from any liability to the Limited Partners imposed by law for fraud, bad faith, willful neglect, gross negligence or breach of fiduciary duty. In addition, if the General Partners are not successful in such action, they will be obligated to reimburse the Partnership for any attorneys' fees so advanced. Neither the General Partners nor their employees or agents, if any, shall be liable for negligence.

          8.054 All judgments against the Partnership and the General Partners;, wherein the General Partners are entitled to indemnification, must first be satisfied from Partnership assets before the General Partners are responsible for those obligations.

          8.055 The General Partners shall have the right and authority to require in all Partnership contracts that they will not be personally liable thereon and that the person or entity contracting with the Partnership is to look solely to the Partnership and its assets for satisfaction.

     8.06 No Commingling of Funds: The General Partners shall not commingle funds of the Partnership with funds of any other entity.

     8.07 Outside Activities: The General Partners shall devote such of their time as is reasonably necessary to conduct the operations of the Partnership contemplated hereunder. The General Partners and the Limited Partners, however, may, notwithstanding the existence of this Agreement, engage in whatever activities they choose, whether the same be competitive with the Partnership or otherwise, except as otherwise provided herein. Except as otherwise provided herein, neither this Agreement nor any activity undertaken pursuant hereto shall prevent the General Partners from engaging in fields or areas of operation in which the Partnership may likewise be active, or require the General Partners to permit the Partnership or Limited Partners to participate in any of the foregoing. Neither the General Partners nor any Affiliate of the General Partners shall be obligated to present any particular investment opportunity to the Partnership even if such opportunity-is of a character which, if presented to the Partnership, could be taken by the Partnership and each of them shall have the right to take for its own account (individually or as a trustee) or to recommend to others any such particular investment opportunity.

     8.08 Dealings With Affiliates: Any of the Partners may engage in or possess an interest in other business ventures of every type and description, independently or with others and neither the Partnership nor any of the Partners shall have any right by virtue of this Agreement in or to any such independent ventures or to the income or profits derived therefrom.

     The fact a Partner or a member of his family or an organization or other entity which is related, directly or indirectly, is employed by or is directly or indirectly interested in or is connected with any person, firm, organization or entity engaged in or employed by the Partnership, to render or perform a service, or from whom or which the Partnership may buy property of any sort, kind and description, shall not prohibit the General Partner from executing a lease with or employing such person, organization, firm, corporation, or entity, or from otherwise dealing with him or it, in any manner whatsoever, so long as such dealing is on arm's length basis, and neither the Partnership nor any of the Partners, as such, shall have any rights in or to any income or profits derived by it or the related party.

                                   ARTICLE IX

                              Accounting Procedures


     9.01 Books and Records: The rights and obligations of the Partners with respect to information about the business of the Partnership shall be determined by the provisions of this Article. 9.02 Books of Account: The General Partners shall keep or cause to be kept proper books of account in which shall be entered promptly appropriate transactions of the Partnership.' These books of account shall be kept in accordance with generally accepted accounting principles. Such books of account shall be kept at all times at the principal office of the Partnership and shall be kept open to reasonable inspection and examination by any Partner or his duly authorized representative. 9.03 Annual Reports: The General Partners shall cause the Accountants to prepare and deliver to all Partners within one hundred twenty (120) days after the end of the Partnership year:

          9.031 A statement of cash receipts and disbursements;

          9.032 A statement of the determination of Net Profits or Net Losses of the Partnership for such year; and

          9.033 A balance sheet as of year end.

     9.04 Tax Information: The General Partners shall cause the Accountants to prepare and deliver to all Partners within ninety (90) days after the end of the Partnership year a statement showing the Net Profit or Net Loss of the Partnership and the share thereof allocable to each Partner.

     9.05 Elections For Federal Income Tax Purposes: The General Partners shall have the right to make and determine all options and elections with respect to the Internal Revenue Code relating to any and all accounting requirements of the Partnership.

     9.06 Fiscal Year: The fiscal year of the Partnership shall be the calendar year ending December 31. 9.07 Special Basis Adjustments: Upon a transfer of all or any part of the interest of a General or Limited Partner, the Partnership may elect, pursuant to Section 754 of the Internal Revenue Code of 1954 (or corresponding provisions of succeeding law) to adjust the basis of the Partnership assets. However, the determination of profits, losses, distributions and capital accounts, for purposes of Articles IV and V hereof, shall be made without taking into account any such special basis adjustments. Each Partner will furnish the Partnership with all information necessary to give effect to such election.

                                   ARTICLE X

                                     Banking

     All monies of the Partnership shall be deposited in a separate bank account or accounts as shall be determined by the General Partners. All withdrawals therefrom shall be made upon checks signed by the General Partners or their authorized agents. Each bank in which a Partnership account is maintained shall be relieved of any responsibility to inquire into the authority of the General Partners to deal with such funds and shall be absolved of all liability with respect to withdrawals from such Partnership account by any person duly authorized by the General Partners.

                                   ARTICLE XI

                                   Assignments

     11.01 Transfers of Partnership Interests: Except as specifically provided in this Agreement, no Partner may sell, assign, hypothecate or in any manner transfer its or his interest in the Partnership to any other person or any other entity.

     11.02 Transfer of Limited Partners' Interest: A Limited Partner may sell, assign, pledge, hypothecate or in any manner transfer his Interest in the Partnership, provided that such sale, assignment, pledge, hypothecation or other transfer shall create only the right in the transferee to share or participate in the profits or losses and cash flow of the Partnership which the transferring Partner has pursuant to this Agreement unless the transferee becomes a substitute Limited Partner. The transferee shall not be a substitute Limited Partner unless he has obtained the written consent of the General Partners, and all parties have complied with the applicable requirements of law to effectuate such status as a substitute Limited Partner. The General Partners may condition such consent upon receipt of an opinion of counsel, in form satisfactory to the General Partners, that the proposed transfer will not violate federal or state securities laws or jeopardize the tax treatment of the Partnership. If such written consent has been obtained and if the applicable requirements of' the law have been met, then such transferee shall be a substitute Limited Partner, subject to the following:

          11.021 Unless and until a written instrument of transfer in a form satisfactory to the General Partners is executed and filed with the General Partners and payment is made to the Partnership of its reasonable expenses in connection with such transfer, such transfer shall be invalid and ineffective as to the Partnership and all Partners and the Partnership shall not recognize the same for any purpose, except as above provided;

          11.022 Upon receipt of such instrument and payment, the Partnership shall thereafter pay to the transferee all further distributions on account of the Unit of the Limited Partner so transferred; and

          11.023 Such transferee shall hold the transferred Unit subject to the restrictions of this Agreement respecting further transfers.

     11.03 Amendment of Certificate: The General Partners will cause the Certificate of Limited Partnership to be amended at least once each calendar quarter to effect the substitution of such substituted Limited Partner as may have been approved and accepted by the General Partners.

     11.04 Status of Substitute Limited Partner: Any Limited Partner's legal representative, successor in interest or assignee who has, with the consent of the General Partners, become a substituted Limited Partner shall have all of the rights and powers of, shall be subject to all of the restrictions applicable to, shall assume all of the obligations of, and shall attain the status of his predecessor and shall in all respects be a Limited Partner under and pursuant to this Agreement.

     11.05 Additional Restrictions on Transfer: If necessary to avoid premature termination of the Partnership for tax purposes, the effectiveness of any transfer will be deferred it if would result in 5096 or more of all interests in the Partnership having been transferred within a 12-month period. The transferor will be notified in such event, and any deferred transfers will be effected (in chronological order to the extent practicable) as of the first day of the next succeeding fiscal quarter as of which such transfers can be effected without premature termination of the Partnership for tax purposes. In the event transfers are suspended for the foregoing reason, the General Partners will give written notice of such suspension as soon as practicable to all Limited Partners. No transfer shall be recognized if prohibited by the law, including the securities law, of any state applicable to the transaction.

     11.06 General Partners: The interest of a General Partner in the Partnership may not be transferred without the consent of a majority in interest of the Limited Partners, except as otherwise provided herein or to a person or persons, entity or entities controlling, controlled by or under common control with the General Partner who will agree to assume all the obligations of the General Partner with respect to the Partnership. 11.07 Removal of General
Partners:

          11.071 The death, adjudication of insanity, dissolution, judicial declaration of incompetency or adjudication of bankruptcy of a General Partner shall ipso facto terminate a General Partner as General Partner hereunder. In the event of the withdrawal, removal, death, adjudication of insanity, dissolution, judicial declaration of incompetency, personal bankruptcy, or removal for cause of the last remaining General Partner, the Partnership shall terminate and be dissolved unless a majority in interest of the Limited Partners agree to continue the Partnership and elect a new General Partner to continue the business of the Partnership.

          11.072 If a General Partner is removed for cause, i.e., demonstrated fraud or bad faith, willful neglect, gross negligence or other material breach of fiduciary duty relating to the Partnership or its Limited Partners, his interest in the Partnership shall cease and he shall forfeit his entire interest in Net Profit, Net Loss, Distributable Cash from Operations, Sale or Refinancing Proceeds or any other distributions from the Partnership to him, excluding only repayment of any loans from such General Partner.

          11.073 If a General Partner is removed for any reason other than cause, he shall sell his interest in the Partnership to the Partnership or to any remaining or successor General Partner at "fair market value" and the Partnership or any remaining or successor General Partner shall purchase such interest at such price. If the parties are unable to agree on the purchase price for the interest, the remaining or successor General Partner and the removed General Partner shall by mutual agreement select such experts as are necessary, including but not limited to an independent appraisal firm, to value the removed General Partner's interest in the Partnership at its present fair market value. If they cannot agree on the selection of such experts, each shall select an expert acceptable to him, and those experts selected will in turn select a third expert, and said third expert will then be responsible for valuing the removed General Partner's interest in the Partnership. The cost for any valuation will be borne by the Partnership. The purchase price for the interest shall be paid for in cash or on terms for payment acceptable to the removed General Partner.

                                  ARTICLE XII

                                   Dissolution

     12.01 Events of Dissolution: The following events shall be deemed Events bf Dissolution of the Partnership:

          12.011 The decision of a majority in interest of the Limited Partners to' dissolve the Partnership.

          12.012 The expiration of the term of this Limited Partnership.

          12.013 The removal of the General Partners as provided in Article VI and the failure of the Limited Partners to choose a new General Partner.

          12.014 The sale of all the assets of the Partnership.

                                  ARTICLE XIII

                    Winding Up and Liquidation of Partnership

     13.01 Final Accounting: As promptly as possible after dissolution, the General Partner shall cause a final statement of account to be prepared, which shall show with respect to each Partner the status of such Partner's account and the amount, if any, owing to the Partnership.

     13.02 Liquidation: Upon a dissolution and termination of the Partnership for any reason, the liquidating trustee (which shall be the General Partners) shall cause the Partnership's accountants to make a full and proper accounting of the assets, liabilities and operations of the Partnership, as of and through the last day of the month in which the dissolution occurs, shall liquidate the assets as promptly as is consistent with obtaining the fair value thereof, and shall apply and distribute the proceeds therefrom as set forth in Paragraph 5.03 herein.

     13.03 Return of Capital Contribution: Limited Partners shall look solely to the assets of the Partnership for the return of their Capital Contribution, and if the Partnership assets remaining after the payment or discharge of the debts and liabilities of the Partnership are insufficient to return their Capital Contribution, they shall have no recourse against the General Partners.

                                  ARTICLE XIV

                                Power of Attorney

     14.01 Power of Attorney: By the execution of the Signature Page, each Limited Partner hereby executes, acknowledges and delivers to the General Partners a special power of attorney and the General Partners are constituted and appointed as the attorney-in-fact for each such Limited Partner, with power and authority to act in his name and on his behalf to execute, acknowledge and swear to in the execution, acknowledgement and filing of documents, which shall include, by way of illustration but not of limitation, the following:

          14.011 This Agreement, any separate certificate of limited partnership, as well as any amendments to the foregoing which are in accordance with the terms of this Agreement and which, under the laws of the State of Georgia, are required to be filed.

          14.012 Any other instrument, certificate or document which may be required or deemed advisable to be filed by the Partnership under the law or by any governmental agency;

          14.013 Any document which may be required to effect the continuation of the Partnership, the admission of additional or substituted Limited Partners, or the dissolution, termination or extension of the Partnership (provided such continuation, admission, reduction, dissolution, termination or extensions are in accordance with the terms of this Agreement), or to reflect any reductions in the amount' of Capital Contributions;

          14.014 Any leases, management agreements, notes, loan agreements, security agreements, mortgage agreements or other documents relating to the business of the Partnership; and

          14.015 Any document deemed necessary by the General Partner to reflect dissolution of the Partnership.

     14.02 Survival: The special power of attorney to be concurrently granted by each Limited Partner shall survive the delivery of an assignment by a Limited Partner of the whole or any portion of his Unit; provided, however, if the assignee has been admitted to the Partnership as a substituted Limited Partner, it shall survive the delivery of such assignment for the sole purpose of enabling the General Partners to execute, acknowledge and file any instrument necessary to effect such substitution.

                                   ARTICLE XV

                            Miscellaneous Provisions

     15.01 Notices: Notices, reports and payments hereunder shall be in writing and shall be deemed to be given and received when placed in the United States mail, if properly posted with postage prepaid, first class, in an envelope properly addressed to the Partnership, the General Partners or to the Limited Partners, to such address as is set forth below his or its name below.

     15.02 Governing Law: If the business of the Partnership is conducted in jurisdictions in addition to the State of Georgia, then the parties agree that this Agreement shall exist under the laws of each jurisdiction in which such business is actually conducted to the extent that it is necessary in order to do business in each such jurisdiction but that otherwise the laws of the State of Georgia shall govern this Agreement. Each Limited Partner agrees to execute such other and further documents as may be required or requested by the General Partners in order to qualify the Partnership to conduct its business in other jurisdictions.

     15.03 Ratification: Each Limited Partner, by execution hereof, specifically adopts and approves each and every provision of this Agreement.

     15.04 Binding Effect: All of the- covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the successors and assigns of the respective parties hereto; provided, however, that any such assignment is subject to the foregoing restrictions thereon.

     15.05 Gender: Wherever from the context it appears appropriate, each term stated in either the singular or plural shall include the singular and the plural, and pronouns stated in either the masculine, the feminine or the neuter gender shall include the masculine, feminine and neuter.

     15.06 Headings: Captions contained in this Agreement are inserted only as a matter of convenience and in no way define, limit or extend the scope or intent of this Agreement or any provision hereof.

     5.07 Invalidity: If any provision of this Agreement, or the application of such provision to any person or circumstance, shall be held invalid, the remainder of this Agreement or the application of such provision to persons or circumstances other than those to which is held invalid, shall not be affected thereby.

     15.08 Counterparts: This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. In addition, this Agreement may contain more than one counterpart of the signature page and this Agreement may be executed by the affixing of the signatures of each of the Partners to one of such counterpart signature pages; all of such counterpart signature pages shall be read as though all of the signers had signed a single signature page.

     15.09 Entire Agreement: This Agreement constitutes the entire agreement among the parties. It supersedes any prior agreement or understandings among them, and it may not be modified or amended in any manner other than as set forth herein.

         IN WITNESS WHEREOF, the parties have sworn to and executed this Agreement the day and year above written.

                                       GENERAL PARTNERS


                                       CONSOLIDATED RESOURCES CORPORATION
                                       OF AMERICA


                                       By: /s/ David R. Vaughan
                                          ----------------------------
/s/ Illegible                             David R. Vaughan, President
-------------------------
Witness


/s/ Valerie Janssers                   Address:
-------------------------
Notary                                 2245 Perimeter Park
                                       Suite 3
                                       Atlanta, Georgia 30341
Notary Public, Georgia, State at Large
My Commission Expirse February 23, 1987







                    [SIGNATURES CONTINUED ON FOLLOWING PAGE]

                                       ORIGINAL LIMITED PARTNER


/s/ Illegible                          By: /s/ William J. Barbin
-------------------------                 ----------------------------
Witness                                   William J. Barbin

/s/ Valerie Janssers
-------------------------
Notary                                 Address:
                                       2245 Perimeter Park
                                       Suite 3
                                       Atlanta, Georgia 30341

                                       CONSOLIDATED ASSOCIATES II


/s/ Illegible                          By: /s/ David R. Vaughan
-------------------------                 ----------------------------
Witness                                   David R. Vaughan

/s/ Valerie Janssers
-------------------------
Notary

/s/ Illegible                          By: /s/ William J. Barbin
-------------------------                 ----------------------------
Witness                                   William J. Barbin

/s/ Valerie Janssers
-------------------------
Notary

/s/ Illegible                          By: /s/ Forrest L. Preston
-------------------------                 ----------------------------
Witness                                   Forrest L. Preston

/s/ Valerie Janssers
-------------------------
Notary

/s/ Illegible                          By: /s/ Bert Wallace
-------------------------                 ----------------------------
Witness                                   Bert Wallace

/s/ Valerie Janssers
-------------------------
Notary

/s/ Illegible                           By: /s/ John A. Janas
-------------------------                 ----------------------------
Witness                                   John A. Janas

/s/ Valerie Janasses
-------------------------
Notary

                                                           Exhibit (d)(3)(ii)

                                  AMENDMENT TO
                              AMENDED AND RESTATED
                            AGREEMENT AND CERTIFICATE
                                       OF
                               LIMITED PARTNERSHIP
                                       OF
                   CONSOLIDATED RESOURCES HEALTH CARE FUND II


         THIS AMENDMENT to the Amended and Restated Agreement and Certificate of Limited Partnership of Consolidated Resources Health Care Fund II (the "Partnership") is made, signed, sworn to and testified on this 7th day of January, 1992, by as among WelCare Service Corporation - II, as managing general partner (the "Managing General Partner"), WelCare Consolidated Resources Corporation of America (the "Corporate General Partner'), and Consolidated Associates II, a Georgia general partnership composed of David R. Vaughn, William J. Barbin, Forrest L Preston, Bert Wallace, and WelCare Consolidated Resources Corporation of America (the "Non-Corporate General Partner"), and the limited partners of the Partnership (the "Limited Partners"), for the purpose of amending the Amended and Restated Agreement of Limited Partnership recorded in the office of the Clerk of Superior Court of DeKalb County, as subsequently amended (the `Partnership Agreement"), in accordance with the provisions of the Georgia Uniform Limited Partnership Act.

         WHEREAS, the General Partners and the Limited Partners have approved an amendment to the Partnership Agreement to provide for a Managing General Partner of the Partnership and to admit WelCare Service Corporation - II as an additional general partner to serve as the Managing General Partner of the Partnership; and

         WHEREAS, the General Partners on behalf of themselves and on behalf of the Limited Partners, pursuant to consents received from a majority in interest of the Limited Partners, desire to acknowledge the admission of WelCare Service Corporation - II as an additional general partner of the Partnership and the modification of certain other provisions of the Partnership Agreement.

         NOW, THEREFORE, the parties agree that the Partnership Agreement shall be amended as follows:

        1. WelCare Service Corporation-II is hereby admitted as an additional general partner of the Partnership.

        2. A new Section 1.0734 shall be added as follows:

                 1.0734 "Managing General Partner" shall mean WelCare Service Corporation - II or any other Person or Persons admitted to the Partnership as the Managing General Partner pursuant to the provisions of this Agreement.

        3. Section 1.078 shall be amended and restated as follows:

                 1.078 "Corporate General Partner" shall mean WelCare Consolidated Resources Corporation of America or upon the removal or withdrawal of WelCare Consolidated Resources Corporation of America, WelCare Service Corporation-II, or upon the removal or withdrawal of WelCare Service Corporation-II, any other corporation that is elected Corporate General Partner In the predecessor's place and stead.

        4. Section 1.0712 shall be amended and restated as follows:

                1.0712 "General Partner" or "General Partners' shall mean individually or collectively the Corporate General Partner, the Non-Corporate General Partner, the Managing General Partner, and any Person or Persons admitted to the Partnership ass a general partner. pursuant to the terms of this Agreement.

        5. Section 2.01 shall be amended and restated as follows:

                2.01 General Partners: The Managing General Partner may, with written approval of a majority in interest of the Limited Partners, admit additional general partners. Each such additional general partner shall become a General Partner by executing an amendment to this Agreement naming such person as General Partner and the Certificate of Limited Partnership of the Partnership shall be amended as requited by law to show that such person has become a General Partner.

        6. A new Section 2.011 shall be added to read as follows:

                2.011 Managing General Partner: Except as otherwise explicitly set forth in this Agreement, the management, operations, administration and control of the Partnership shall be vested in the General Partners, who shall have the power on behalf of and in the name of the Partnership to carry out any and all of the purposes of the Partnership and to perform all ads and enter into and perform all other undertakings which they may deem necessary or advisable or incidental thereto. If the General Partners are in disagreement with respect to any matter and cannot reach agreement, the decision of the Managing General Partner shall be controlling.

        7. New Sections 6.037 and 6038 shall be added to provide that limited Partners shall have the right to vote on the following mantas in addition to those in the Partnership Agreement.

                6.037 Electing a new Managing General Partner. by a vote of the majority in interest of the Limited Partners, if the Managing General Partner withdraws or resigns or is removed from the Partnership.

                6.038      Removing the Managing General Partner pursuant to
        Section 6.05.

        8. Section 8.01 shall be amended and restated as follows:

                8.01 General Partners. Subject to Section 2.011 hereof, the management and control of the Partnership business shall rest exclusively with the General Partners, who shall have all the rights and powers granted herein and which may be possessed by a general partner pursuant to the Georgia Uniform Limited Partnership Act as presently enacted or as It may be amended, including the execution and delivery of all agreements, notices, certificates, filings, papers, instruments and other documents on behalf of the Partnership.

        9. The introduction to Section 8.03 shall be amended and restated as follows:

                 8.03 Powers of General Partners: Except as otherwise provided in this Agreement and subject to Section 2-011 hereof, the General Partners shall have the authority on behalf of the Partnership to conduct any and all Partnership business including (by way of illustration and not limitation):

        10. Section 8.07 shall be amended and restated as follows:

                 8.07 Outside Activities: The Managing General Partner, and to the extent their obligations hereunder require, the other General Partners, shall `devote such of their time as is reasonably necessary to conduct the operations or the Partnership contemplated hereunder. The General Partners and the Limited Partners, however, may, notwithstanding the existence of this Agreement, engage in whatever activities they choose, whether the same be competitive with the Partnership or otherwise, except as otherwise provided herein. Except as otherwise provided herein, neither this Agreement nor any activity undertaken pursuant hereto shall prevent the General Partners from engaging in fields or areas of operation in which the Partnership may likewise be active, or require the General Partners to permit the Partnership or limited Partners to participate in any of the foregoing. Neither the General Partners nor any affiliate of any General Partner shall be obligated to present any particular investment opportunity to the Partnership even if such opportunity is of a character which, if presented to the Partnership could be taken by the Partnership and each of them shall have the right to take for its own account (individually or as a trustee) or to recommend to others any such particular investment opportunity.

        11. All references in the Agreement to CRCA shall be deemed applicable to and shall include all of the General Partners.

        12. Except as amended above, the Partnership Agreement shall remain in full force and shall in no way be modified hereby.

         IN WITNESS WHEREOF, we the undersigned, have signed and sworn to this Amendment to Amended and Restated Agreement and Certificate of Limited Partnership as of the date and year first above written.

Subscribed, sworn to and                    MANAGING GENERAL PARTNER:
delivered on this 7th day
of January, 1992                            WELCARE SERVICE CORPORATION-II

In the presence of:

/s/Lynn Scott Magudes                       By:  /s/ J. Stephen Eaton
-------------------------                       ----------------------------
Unofficial Witness                              J. Stephen Eaton, President

/s/ Paul A. Quiros
-------------------------
Notary Public


Subscribed, sworn to and                    CORPORATE GENERAL PARTNER:
delivered on this 7th day
of January, 1992                            WELCARE CONSOLIDATED RESOURCES
                                            CORPORATION OF AMERICA
In the presence of:

/s/Lynn Scott Magudes                       By: /s/ J. Stephen Eaton
-------------------------                      ----------------------------
Unofficial Witness                             J. Stephen Eaton, President

/s/ Paul A. Quiros
-------------------------
Notary Public

Subscribed, sworn to and                    NON-CORPORATE GENERAL PARTNER:
delivered on this 7th day
of January, 1992                            CONSOLIDATED ASSOCIATES II,
                                            a Georgia General Partnership
In the presence of:

/s/Lynn Scott Magudes                       By:  WelCare Consolidated Resources
--------------------------                       Corporation of America, Its
Unofficial Witness                               Managing General Partner


/s/ Paul A. Quiros                          By: /s/ J. Stephen Eaton
--------------------------                     ---------------------------
Notary Public                                  J. Stephen Eaton, President





                    [SIGNATURES CONTINUED ON FOLLOWING PAGE]

Subscribed, sworn to and                    LIMITED PARTNERS:
delivered on this 7th day
of January, 1992                             All Limited Partners admitted as
                                             Limited Partners to the Partnership
                                             pursuant to Powers of Attorney
In the presence of:                          executed in favor of, and delivered
                                             to, each of the General Partners
/s/Lynn Scott Magudes
--------------------------
Unofficial Witness                           By:  WelCare Consolidated Resources
                                                  Corporation of America,
/s/ Paul A. Quiros                                General Partner
--------------------------
Notary Public                                By: /s/ J. Stephen Eaton
                                                 --------------------------
                                                 J. Stephen Eaton, President

                                                           Exhibit (d)(3)(iii)

                   AMENDMENT TO AMENDED AND RESTATED AGREEMENT
                     AND CERTIFICATE OF LIMITED PARTNERSHIP
                                       of
                   CONSOLIDATED RESOURCES HEALTH CARE FUND II



         THIS AMENDMENT (this "Amendment") to the Amended and Restated Agreement of Limited Partnership (as amended to date, the "Partnership Agreement") of Consolidated Resources Health Care Fund II, a Georgia limited partnership (the "Partnership"), is made, signed and sworn to as of this 16th day of July 1998 among WelCare Service Corporation - II ("WSC"), as managing general partner of the Partnership, for itself and on behalf of the limited partners of the Partnership (the "Limited Partners"), WelCare Consolidated Resources Corporation of America, a Nevada corporation and the corporate general partner of the Partnership (" RCA"), and Consolidated Associates II, a Georgia general partnership and the general partner of the Partnership ("CA") for the purpose of amending the Partnership Agreement recorded in the office of the Clerk of Superior Court of Dekalb County, in accordance with the provisions of the Georgia Uniform Limited Partnership Act.

                              W I T N E S S E T H:
                               - - - - - - - - - -

         WHEREAS, WCRCA has assigned its general partner interest in the Partnership to WSC and WSC has accepted such assignment and agreed to assume WCRCA's obligations with respect to the Partnership;

         WHEREAS, Section 11.06 of the Partnership Agreement provides that a general partner may transfer its interest without the consent of the Limited Partners to a person or persons, entity or entities, controlling or controlled by or under common control with such general partner who will agree to assume all obligations of such general partner with respect to the Partnership;

         WHEREAS, each of WSC and WCRCA is a wholly-owned subsidiary of Consolidated Partners Corporation, a Georgia corporation ("Parent");

         WHEREAS, WCRCA desires to withdraw as a general partner of the Partnership; and

         WHEREAS, the parties hereto desire to amend the Partnership Agreement to reflect the withdrawal of WCRCA from the Partnership and certain related matters.

         NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

        1. The Partnership Agreement is hereby amended to reflect the withdrawal of WCRCA as a general partner of the Partnership.

        2. Section 1.03 or the Partnership Agreement is hereby amended to read n its entirety: "The principal office of the Partnership shall be located at 3570 Keith Street, N.W., Cleveland, Tennessee 37312. The General Partners may from time to time change the Partnership's principal place of business to any other location by giving written notice of such change to the Limited Partners."

        3. Section 1.076 of the Partnership Agreement is hereby amended to read in its entirety: "`General Partner' or `General Partners' shall mean WelCare Service Corporation - II or Consolidated Associates II, or any Person or Persons admitted to the Partnership as a General Partner pursuant to the provisions of this Agreement."

        4. Section 11012 shall be amended and restated as follows: "`Partner' shall mean any General Partner or Limited Partner."

        5. Each reference in the Partnership Agreement to "the General Partners" or "each General Partner" shall hereafter be deemed to refer to WSC and/or CA.

        6. Except as amended pursuant to the terms of this Amendment, the Partnership Agreement shall remain in full force and effect in accordance with its terms.

        7. If the business of the Partnership is conducted in jurisdictions in addition to the State of Georgia, then the parties agree that this Amendment shall exist under the laws of each such jurisdiction in which such business is actually conducted to the extent that it is necessary in order to do business in each such jurisdiction; otherwise the internal laws of the State of Georgia shall govern this Amendment.

        8. All of the terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the successors and assigns of the respective parties hereto; provided, however, that any such assignment is subject to the restrictions with respect thereto set forth in the Partnership Agreement.

        9. This Amendment may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties have sworn to and executed this Amendment as of the date first written above.

                                             WELCARE SERVICE CORPORATION - II


/s/ Lynn S. Scott                            By: /s/ Alan C. Dahl
-----------------------------                   -----------------------------
Witness

/s/ Katherine F. Proctor
-----------------------------
Notary
                                             WELCARE CONSOLIDATED RESOURCES
                                                 CORPORATION OF AMERICA


/s/ Lynn S. Scott                            By: /s/ Alan C. Dahl
-----------------------------                   -----------------------------
Witness

/s/ Katherine F. Proctor
-----------------------------
Notary
                                             CONSOLIDATED ASSOCIATES II
                                             By:  WelCare Consolidated Resources
                                                  Corporation of America,
                                                  Managing Partner


/s/ Lynn S. Scott                            By: /s/ Alan C. Dahl
-----------------------------                   -----------------------------
Witness

/s/ Katherine F. Proctor
-----------------------------
Notary
                                             All Limited Partners admitted as
                                             Limited Partners to the Partnership
                                             pursuant to Powers of Attorney
                                             executed in favor of, and delivered
                                             to, each of the General Partners.

                                             By:  WelCare Service Corporation -
                                                  II, Managing General Partner


/s/ Lynn S. Scott                            By: /s/ Alan C. Dahl
-----------------------------                   -----------------------------
Witness

/s/ Katherine F. Proctor
-----------------------------
Notary